                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-56637

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 30, 1998)

                                8,997,795 Shares

                                FRED MEYER LOGO

                                  Common Stock

     All of the shares of common stock, $.01 par value (the "Common Stock"), of Fred Meyer, Inc. (the "Company" or "Fred Meyer") offered hereby (the "Offering") are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the Offering. See "Principal and Selling Stockholders."

     The Common Stock is listed on the New York Stock Exchange under the symbol "FMY." On June 30, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $42 1/2 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-10 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------
                                       PRICE                  UNDERWRITING                PROCEEDS TO
                                      TO THE                  DISCOUNTS AND               THE SELLING
                                      PUBLIC                 COMMISSIONS(1)             STOCKHOLDERS(2)
------------------------------------------------------------------------------------------------------------
  Per Share................           $42.50                      $1.34                     $41.16
  Total(3).................       $382,406,287.50            $12,057,045.30             $370,349,242.20
------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Certain expenses associated with the Offering, estimated at $825,000, are payable by the Company.

(3) The Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 899,780 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Selling Stockholders will be $420,646,937.50, $13,262,750.50, and $407,384,187.00, respectively. See "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of share certificates will be made in New York, New York, on or about July 7, 1998, against payment therefor in immediately available funds.

DONALDSON, LUFKIN & JENRETTE
        SECURITIES CORPORATION
                 GOLDMAN, SACHS & CO.
                                   MORGAN STANLEY DEAN WITTER
                                                 SALOMON SMITH BARNEY

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 30, 1998.

                    [COMPANY LOGO, FIVE STORE BANNERS, AND
                   GEOGRAPHIC DEPICTION OF STORE LOCATIONS]


     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING TRANSACTIONS, SYNDICATE COVERING TRANSACTIONS, AND THE IMPOSITION OF PENALTY BIDS. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                           FORWARD-LOOKING STATEMENTS

     Certain information set forth or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include information regarding the Company's plans for future operations, expectations relating to cost savings and the Company's integration strategy with respect to its recent mergers, store expansion and remodeling, capital expenditures, inventory reductions and expense reductions. The following factors, as well as those discussed under "Risk Factors," are among the principal factors that could cause actual results to differ materially from the forward-looking statements: business and economic conditions generally and in the regions in which the Company's stores are located, including the rate of inflation, population, employment and job growth in the Company's markets; demands placed on management by the recent substantial increase in the Company's size; loss or retirement of senior management of the Company or of its principal operating subsidiaries; changes in the availability of debt or equity capital and increases in borrowing costs or interest rates, especially since a substantial portion of the Company's borrowings bear interest at floating rates; competitive factors, such as increased penetration in the Company's markets by large national food and nonfood chains, large category-dominant stores and large national and regional discount retailers (whether existing competitors or new entrants) and competitive pressures generally, which could include price-cutting strategies, store openings and remodels; results of the Company's programs to decrease costs as a percent of sales; increases in labor costs and deterioration in relations with the union bargaining units representing the Company's employees; unusual unanticipated costs or unanticipated consequences relating to the recent mergers and integration strategy and any delays in the realization thereof; operational inefficiencies in distribution or other Company systems, including any that may result from the recent mergers; issues arising from addressing year 2000 information technology issues; legislative or regulatory changes adversely affecting the business in which the Company is engaged; and other opportunities or acquisitions which may be pursued by the Company. Forward-looking statements contained herein speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Certain documents filed, or filed after the date hereof, by the Company, Quality Food Centers, Inc. and Food 4 Less Holdings, Inc. with the Securities and Exchange Commission (the "SEC") pursuant to the Exchange Act are incorporated by reference in the accompanying Prospectus. See "Incorporation of Certain Documents by Reference" on page 2 of the accompanying Prospectus.

                            MARKET AND INDUSTRY DATA

     Unless otherwise expressly stated or the context otherwise requires, (i) references to the "Pacific Northwest" region are references to the States of Oregon, Washington and Alaska; (ii) references to "Southern California" are references to the Counties of Los Angeles, Orange, Riverside, San Bernardino, Santa Barbara, Kern, Ventura and San Diego in the State of California; (iii) references to the "Seattle/Puget Sound Region" are references to King, Snohomish, Pierce and Kitsap Counties in the State of Washington; (iv) references to the "Intermountain" region are references to the States of Idaho, Montana, Utah and Wyoming; and (v) references to the "Southwest" region are references to the States of Arizona, Nevada, New Mexico, and Texas.

     The information contained herein includes certain demographic and economic information for the Pacific Northwest, Intermountain and Southwest regions of the United States, for Southern California and for the Seattle/Puget Sound Region, and also includes certain data regarding the U.S. food retailing industry and certain food retailers. Although the Company has obtained such information from sources management believes are reliable, it has not independently verified any such information and there can be no assurance as to its accuracy. In addition, historical increases in population or jobs or decreases in unemployment in any area do not purport to be indicative of whether population, jobs or unemployment will increase or decrease in the future. Further, because the Company's competitors generally do not make available information regarding their sales in these specific regions, market share information is subject to a number of estimates and assumptions and, while management believes such information to be reliable, there can be no assurance as to its accuracy.

                    [THIS PAGE IS INTENTIONALLY LEFT BLANK]

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following is a summary of certain information contained elsewhere herein or in the accompanying Prospectus or in the documents incorporated by reference herein or therein. This summary is qualified in its entirety by reference to such information. Except as otherwise noted, all information in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option described under the caption "Underwriting" and is as of June 1, 1998. Unless otherwise expressly stated or if the context otherwise requires: (i) the terms "Company" and "Fred Meyer" refer (a) before September 9, 1997, to Fred Meyer Stores (as defined below) and its consolidated subsidiaries,
(b) on and after September 9, 1997, to Fred Meyer, Inc. and its consolidated subsidiaries (including Fred Meyer Stores and Smith's (as defined below) and their respective subsidiaries) and (c) on and after March 10, 1998, to Fred Meyer, Inc. and its consolidated subsidiaries (including Fred Meyer Stores, Smith's, QFC (as defined below) and Ralphs/Food 4 Less (as defined below) and their respective subsidiaries); (ii) the term "Fred Meyer Stores" refers to Fred Meyer Stores, Inc. and its consolidated subsidiaries; (iii) the term "QFC" refers to Quality Food Centers, Inc. and its consolidated subsidiaries; (iv) the term "Ralphs/Food 4 Less" refers to Food 4 Less Holdings, Inc. and its consolidated subsidiaries; and (v) the term "Smith's" refers to Smith's Food & Drug Centers, Inc. and its consolidated subsidiaries.

                                  THE COMPANY

     Fred Meyer is one of the largest domestic food retailers, operating more than 800 supermarkets and multi-department stores, many of which are located in the fastest growing markets in the United States. The Company has the largest market share in the Los Angeles, Orange County, Seattle, Salt Lake City, Las Vegas and Albuquerque markets and the second largest market share in the Phoenix and Portland markets as well as a number one or two market share in 11 additional markets. The Company operates multiple formats that appeal to customers across a wide range of income brackets primarily under the Fred Meyer, Smith's Food & Drug Centers, Smitty's, QFC, Hughes Family Markets, Ralphs and Food 4 Less banners. On a pro forma basis, after giving effect to the acquisitions of QFC and Ralphs/Food 4 Less, the Company's net sales and EBITDA (as defined) for the 52 weeks ended January 31, 1998 would have been approximately $14.9 billion and $1.1 billion, respectively.

     Fred Meyer Stores. Founded in 1922, Fred Meyer Stores is the leading operator of multi-department stores throughout the Pacific Northwest and Intermountain regions. Fred Meyer Stores operates 118 multi-department stores under the Fred Meyer banner, which average 145,700 square feet and provide convenient one-stop shopping for a broad selection of products including food, apparel, home electronics, products for the home, general merchandise and fine jewelry. Fred Meyer stores are generally positioned as the lowest priced full-service food retailer in each of its major markets. Management believes that Fred Meyer's everyday low price food strategy increases the shopping frequency of customers, builds customer loyalty and increases customer traffic, thereby generating higher levels of sales in nonfood departments. Fred Meyer stores distinguish themselves from other stores through their breadth of product selection, national and private-label brands and emphasis on products for everyday use.

     Smith's. Under the Smith's Food & Drug Centers and Smitty's banners, Smith's operates 156 food and drug combination and multi-department stores, averaging 67,200 square feet, in the Intermountain and Southwest regions of the United States. Substantially all of these stores offer shopping convenience and specialty departments including delicatessens, hot prepared food sections, in-store bakeries, video rental shops, floral shops, one-hour photo processing labs, full-service banking and frozen yogurt shops. Smith's Food & Drug Centers has a frequent shopper card that has increased shopping frequency and average transaction size. As a result of their well positioned store locations and reputation for superior quality and customer service, management believes that Smith's Food & Drug Centers and Smitty's have developed strong name recognition and customer loyalty.

     QFC. QFC is a leading operator of premium supermarkets in the Seattle/Puget Sound Region and has recently opened stores in Portland, Oregon. QFC operates 82 premium supermarkets, averaging 35,400 square feet, principally under the QFC banner. Management believes that QFC supermarkets offer superior value by emphasizing an extensive selection of high-quality perishable items, excellent customer service, convenient store locations, a variety of specialty departments and competitive prices. QFC stores are open 7 days a week, 24 hours a day, and feature full-service delicatessens and specialty departments including fresh seafood, floral and baking with coffee/espresso bars. Many stores also offer natural food sections, video rentals, fresh juice bars and pharmacies. QFC has significantly expanded its selection of "home meal replacement" items which management believes appeal to the increasing convenience orientation of customers.

     Ralphs/Food 4 Less. Founded in 1872, Ralphs/Food 4 Less is the largest supermarket operator in Southern California, which is one of the largest food retailing markets in the United States with a population of approximately 19 million. Ralphs/Food 4 Less operates 315 conventional supermarkets in Southern California, averaging 36,600 square feet, under the Ralphs and Hughes Family Markets banners and 80 price-impact supermarkets in a warehouse format, averaging 52,600 square feet, under the Food 4 Less banner. Operating two complementary formats allows Ralphs/Food 4 Less to serve a broader customer base than its competitors. Ralphs and Hughes Family Markets conventional supermarkets emphasize a broad selection of merchandise and exceptional product mix, including fresh produce, high-quality meat, fresh seafood and bakery and delicatessen departments. Ralphs also maintains a successful private-label program with private-label sales representing approximately 20% of net sales in the most recent fiscal year. Hughes Family Markets supermarkets were acquired by QFC in March 1997 and are being converted to the Ralphs banner. Food 4 Less price-impact warehouse supermarkets offer customers the lowest overall prices while providing product selections comparable to that of a conventional supermarket. These stores target the price-conscious segment of the market. Ralphs/Food 4 Less also operates 65 stores in Northern California and the Midwest.

                             COMPETITIVE STRENGTHS

     Management believes that the Company benefits from the following competitive strengths: (i) an outstanding franchise value; (ii) leading market shares in fast-growing markets; (iii) a well-positioned and modern store base;
(iv) a modern infrastructure; and (v) an experienced management team.

     Outstanding Franchise Value. As a result of the long operating histories of the Company's banners and their reputation for delivering superior customer value, the Company has developed strong brand name recognition and customer loyalty for each of its operating formats. Management believes that the Company has benefitted and should continue to benefit from this strong franchise value.

     Leading Market Shares in Fast-Growing Markets. By offering superior customer service and competitive pricing, the Company's banners have developed leading market shares in each of their principal markets. The Company has the number one market share in the Los Angeles, Orange County, Seattle, Las Vegas, Salt Lake City and Albuquerque markets and the number two market share in the Phoenix and Portland markets which are among the largest and fastest growing population centers in the United States.

     Well-Positioned and Modern Store Base. Management believes that the Company's store locations include many sites in developed urban and suburban locations which would be difficult to replicate. The Company has invested significant capital in its store base over the last seven years through the addition of new stores and the remodeling of existing stores in order to improve the overall quality of its customers' shopping experience. As a result, approximately 77% of the Company's stores have been opened or remodeled within the past seven years.

     Modern Infrastructure. The Company believes it has state-of-the-industry warehousing and distribution systems which are conveniently located within the areas served by the Company. As a result of the Company's recent mergers and the significant investment in its infrastructure over the last several years, management believes the Company will be able to lower its distribution costs as a percentage of net sales and maintain lower levels of inventory.

     Experienced Management Team. The Company benefits from a strong senior management team that has extensive experience operating and acquiring and successfully integrating food retailing operations. This senior management team is supported by senior operating managers at each of the Company's operating subsidiaries. These senior operating managers average over 24 years experience at the respective subsidiary and have each spent much of their careers in their respective local markets. The Company considers its senior operating managers to be industry leaders in operating its principal store formats.

     The Company was incorporated in Delaware in 1997 and commenced operations on September 9, 1997 as the successor to Fred Meyer Stores (formerly known as Fred Meyer, Inc.) and Smith's. The Company's principal executive offices are located at 3800 SE 22nd Avenue, Portland, Oregon 97202, and its telephone number is (503) 232-8844. The Company operates its business through four principal subsidiaries: Fred Meyer Stores, Smith's, QFC and Ralphs/Food 4 Less.

                                 RECENT MERGERS

     In March 1998 the Company acquired QFC and Ralphs/Food 4 Less in two separate mergers. Although the Company expects to realize significant cost savings from the elimination of duplicative overhead and advertising, the rationalization of transportation and distribution and improved purchasing power, both QFC and Ralphs/Food 4 Less will continue to be operated by the respective company's existing management team under the QFC, Ralphs and Food 4 Less banners, which the Company believes will facilitate their integration into the Company's operations. See "Business -- Recent Mergers." In connection with the QFC and Ralphs/ Food 4 Less mergers, the Company refinanced substantially all of the outstanding bank and public indebtedness of Fred Meyer, QFC and Ralphs/Food 4 Less with the proceeds from note offerings and borrowings under new senior credit facilities and refinanced a portion of the Company's operating lease arrangements under a new lease facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock.

                                  THE OFFERING

Common Stock to be sold by the Selling Stockholders......8,997,795 shares

Common Stock to be outstanding after the Offering (1)....150,261,207 shares

New York Stock Exchange symbol..........................."FMY"

---------------
(1) Based on shares outstanding on June 1, 1998. Excludes 16,789,837 shares subject to outstanding options and warrants, other than 431,818 shares subject to options to be exercised prior to and sold in the Offering.

         SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     The following table sets forth summary unaudited pro forma condensed combined financial data of Fred Meyer giving effect to the mergers with QFC and Ralphs/Food 4 Less and the refinancing of certain debt of Fred Meyer, QFC and Ralphs/Food 4 Less in connection with the mergers. Such pro forma information is derived from historical and pro forma financial data for each of Fred Meyer, QFC and Ralphs/Food 4 Less. The summary unaudited pro forma condensed combined financial data set forth below is not necessarily indicative of either future results of operations or results that might have been achieved if the mergers and the refinancings had been consummated as of the indicated dates. Pursuant to the Settlement Agreement (as defined in "Business -- Ralphs/Food 4 Less"), the Company has agreed to divest 19 stores in Southern California, but such divestitures have not been considered and are not reflected in the following summary unaudited pro forma condensed combined financial data. Management does not believe that such divestitures will materially adversely affect the Company's business strategy, financial condition or results of operations. The summary unaudited pro forma condensed combined financial data does not reflect approximately $100 million in projected annual cost savings that management of Fred Meyer believes are achievable by the end of 2001. See "Unaudited Pro Forma Condensed Combined Financial Statements" and the historical consolidated financial statements and the selected historical financial and other data of Fred Meyer, QFC and Ralphs/Food 4 Less, together with the related notes thereto, which are included or incorporated by reference herein, and "Business -- Recent Mergers."

                                                                 PRO FORMA
                                                                 COMBINED
                                                                FISCAL YEAR
                                                                  1997(1)
                                                              ---------------
                                                              (IN THOUSANDS)
OPERATING DATA:
  Net sales.................................................    $14,949,516
  Gross margin..............................................      3,725,464
  Operating and administrative expenses.....................      2,600,632
  Depreciation and amortization expense.....................        480,595
  Income from operations....................................        644,237
  Interest expense..........................................        385,539
  Income before income taxes and extraordinary charge.......        246,963
  Income before extraordinary charge(2).....................        115,649
OTHER DATA:
  EBITDA (as defined)(3)....................................    $ 1,125,358
  EBITDA margin(3)..........................................            7.5%

                                                                    AT
                                                                JANUARY 31,
                                                                   1998
                                                              ---------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Property and equipment, net...............................    $ 3,294,347
  Total assets..............................................      9,822,243
  Total debt(4).............................................      5,220,862
  Stockholders' equity......................................      2,128,111

---------------
(1) The pro forma operating data of Fred Meyer for the 52 weeks ended January 31, 1998 include adjustments for Fred Meyer's September 9, 1997 acquisition of Smith's as if such transaction occurred as of February 2, 1997. The pro forma operating data of QFC for the 52 weeks ended December 27, 1997 include adjustments for QFC's March 19, 1997 acquisition of Hughes Markets, Inc. ("Hughes") and February 15, 1997 acquisition of Keith Uddenberg, Inc. ("KUI"), as if such transactions occurred as of December 29, 1996.

(2) The summary unaudited pro forma condensed combined financial data do not reflect an estimated extraordinary charge of approximately $221 million (net of income taxes) on extinguishment of debt as a result of the refinancings that will be recorded in the Company's fiscal year 1998 financial statements. Additionally, the summary unaudited pro forma condensed combined financial data do not reflect certain non-recurring severance and other expenses associated with the mergers.

(3) EBITDA represents income from operations before interest expense, income taxes, depreciation and amortization and LIFO provision of $0.5 million for the fiscal year ended January 31, 1998. EBITDA is not intended to represent cash flows from operations as defined by GAAP and should not be considered as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt. EBITDA as calculated by the Company may not be comparable to calculations as presented by other companies, even in the same industry. EBITDA margin represents EBITDA as a percentage of net sales.

(4) Total debt consists of long-term debt, including borrowings under the 1998 Senior Credit Facilities (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources"), capitalized leases, and the $250 million aggregate principal amount of 7.150% Notes due March 1, 2003, the $750 million aggregate principal amount of 7.375% Notes due March 1, 2005 and the $750 million aggregate principal amount of 7.450% Notes due March 1, 2008 (collectively, the "Notes"). Total debt does not reflect certain commitments and contingencies of the Company, including operating leases under its new lease facility and other operating lease obligations.

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors in addition to the information set forth above under "Forward-Looking Statements" and the other information contained or incorporated by reference herein or in the accompanying Prospectus before purchasing the Common Stock offered hereby.

COMPETITION

     The retail merchandising business in general, and the supermarket industry in particular, is highly competitive and generally characterized by narrow profit margins. The Company's competitors include national and regional supermarket chains, discount stores, independent and specialty grocers, drug and convenience stores, large category-dominant stores and the newer "alternative format" food stores, including warehouse club stores, deep discount drug stores, "supercenters" and conventional department stores. Competitors of the Company include, among others, Safeway, Albertson's, Lucky, Costco, Wal-Mart and Target. Retail businesses generally compete on the basis of location, quality of products and service, price, product variety and store condition. The Company's ability to compete depends in part on its ability to successfully maintain and remodel existing stores and develop new stores in advantageous locations. See "Business -- Competition."

LEVERAGE; ABILITY TO SERVICE DEBT

     The Company is highly leveraged. As of May 23, 1998, the Company had total indebtedness (including current maturities and capital lease obligations) of $5.1 billion. Total indebtedness consists of long-term debt, including borrowings under the 1998 Senior Credit Facilities, the Notes and capitalized leases. Total indebtedness does not reflect certain commitments and contingencies of the Company, including operating leases under its new lease facility and other operating lease obligations. The Company has significant interest and principal repayment obligations and significant rental payment obligations, and the ability of the Company to satisfy such obligations is subject to prevailing economic, financial and business conditions and to other factors, many of which are beyond the Company's control. A significant amount of the Company's borrowings and rental obligations bears interest at floating rates (including borrowings under the 1998 Senior Credit Facilities and obligations under its lease facility), which expose the Company to the risk of increased interest and rental rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Based upon the current level of operations and anticipated cost savings, the Company believes that cash flow from operations, together with borrowings under the 1998 Senior Credit Facilities and other sources of liquidity, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments over the next several years. There is no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that anticipated cost savings can be fully achieved. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures, or if its future earnings growth is insufficient to amortize all required principal payments out of internally generated funds, the Company will be required to refinance all or a portion of its existing debt, sell assets or obtain additional financing. There is no assurance that any such refinancing or asset sales could be secured on favorable terms or otherwise.

MERGER INTEGRATION

     The significant increase in size of the Company's operations resulting from the recent mergers has substantially increased the demands placed upon the Company's management, including demands resulting from the need to integrate the accounting systems, management information systems, distribution systems, manufacturing facilities and other operations of Fred Meyer Stores, Smith's, QFC and Ralphs/Food 4 Less. In addition, the Company could experience unexpected costs from such integration and/or a loss of customers or sales as a result of the recent mergers, including as a result of the conversion of Hughes Family Markets to the Ralphs banner. There is also no assurance that the Company will be able to maintain the levels of operating efficiency which Fred Meyer Stores, Smith's, QFC and Ralphs/Food 4 Less had achieved separately prior to the mergers. The failure to successfully integrate the operations of the combined companies, the loss of key management personnel and the loss of customers or sales each could have a material adverse effect on the Company's results of operations or financial position.

ABILITY TO ACHIEVE INTENDED BENEFITS OF THE RECENT MERGERS

     Management believes that significant business opportunities and cost savings are achievable as a result of the Smith's, QFC and Ralphs/Food 4 Less mergers. Management's estimates of cost savings are based upon many assumptions, including future sales levels and other operating results, the availability of funds for capital expenditures, the timing of certain events, as well as general industry and business conditions and other matters, many of which are beyond the control of the Company. Estimates are also based on a management consensus as to what levels of purchasing and similar efficiencies should be achievable by an entity the size of the Company. Estimates of potential cost savings are forward-looking statements that are inherently uncertain. Actual cost savings, if any, could differ from those projected and such differences could be material; therefore, undue reliance should not be placed upon such estimates. There is no assurance that unforeseen costs and expenses or other factors (whether arising in connection with the integration of the Company's operations or otherwise) will not offset the estimated cost savings or other components of the Company's plan or result in delays in the realization of certain projected cost savings.

LABOR RELATIONS

     The Company is party to more than 166 collective bargaining agreements with local unions covering approximately 58,000 employees representing approximately 70% of the Company's total employees. Among the contracts that have expired or will expire in 1998 are those covering 15,500 employees. Typical agreements are three years in duration, and as such agreements expire, the Company expects to negotiate with the unions and to enter into new collective bargaining agreements. There is no assurance, however, that such agreements will be reached without work stoppages. A prolonged work stoppage affecting a substantial number of stores could have a material adverse effect on the Company's results of operations or financial position.

SHARES ELIGIBLE FOR FUTURE SALE

     All of the outstanding shares of Common Stock of the Company will be freely tradeable without registration under the Securities Act following the offering, except that shares held by "affiliates" (as that term is defined under Rule 144 under the Securities Act ("Rule 144")) of the Company or former "affiliates" of Smith's, QFC or Ralphs/Food 4 Less will continue to be subject to the resale limitations of Rule 144. The stockholders listed in the table under "Principal and Selling Stockholders" have agreed with the Underwriters, subject to certain exceptions, not to directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, any Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock, for a period of 90 days after the date of this Prospectus Supplement. Upon the expiration of such 90-day period such shares of Common Stock may be sold by such stockholders under Rule 144, pursuant to registration rights granted by the Company or without registration, as the case may be. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. Sales of substantial amounts of such shares in the public market or the perception that such sales could occur could adversely affect the market price of the Common Stock. See "Underwriting."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the New York Stock Exchange under the symbol "FMY." The following table sets forth the high and low sales prices of the Common Stock as reported on the New York Stock Exchange Composite Tape for the fiscal periods indicated. All share prices give effect to the two-for-one stock split distributed September 30, 1997.

                                                              HIGH          LOW
                                                              ----          ---
1995
  First Quarter.............................................  $16 11/16     $11 3/4
  Second Quarter............................................   14 1/2        11 3/4
  Third Quarter.............................................   13 7/16        9 5/16
  Fourth Quarter............................................   11 13/16       8 11/16
1996
  First Quarter.............................................  $14 15/16     $11 1/8
  Second Quarter............................................   16            13 1/16
  Third Quarter.............................................   18 13/16      14 3/8
  Fourth Quarter............................................   18 3/8        14 15/16
1997
  First Quarter.............................................  $23 1/2       $16 13/16
  Second Quarter............................................   28 15/16      22
  Third Quarter.............................................   33 1/2        25
  Fourth Quarter............................................   37 3/4        29 1/16
1998
  First Quarter.............................................  $51           $35
  Second Quarter (through June 30, 1998)....................   46 3/16       39 15/16

     On June 30, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange was $42.50. At June 1, 1998, the Company had approximately 5,900 stockholders of record.

     The Company has not paid cash dividends since the incorporation of Fred Meyer Stores in 1981, and it is the current policy of the Board of Directors that all available cash flow be used for reinvestment in the business of the Company and for the reduction of debt.

                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and consolidated capitalization of Fred Meyer as of January 31, 1998, and on a pro forma basis to give effect to the mergers with QFC and Ralphs/ Food 4 Less and the related refinancings which were completed on March 11, 1998. The table should be read in conjunction with the consolidated financial statements and the selected historical financial and other data of Fred Meyer, QFC and Ralphs/Food 4 Less and the Unaudited Pro Forma Condensed Combined Financial Statements and the related notes thereto included or incorporated by reference herein.

                                                                  JANUARY 31, 1998
                                                              ------------------------
                                                                ACTUAL      PRO FORMA
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
Current portion of long-term debt and capital leases........  $    4,282    $   58,115
Long-term debt, less current portion:
  1998 Senior Credit Facilities.............................          --     2,787,000(1)
  Notes.....................................................          --     1,750,000
  Other.....................................................   1,835,168       422,636
  Capital lease obligations.................................      52,385       203,111
                                                              ----------    ----------
          Total long-term debt..............................   1,887,553     5,162,747
Stockholders' equity(2).....................................   1,350,575     2,128,111
                                                              ----------    ----------
Total capitalization........................................  $3,242,410    $7,348,973
                                                              ==========    ==========

---------------
(1) The 1998 Senior Credit Facilities consist of a $1.625 billion term loan facility and a $1.875 billion revolving credit facility. Up to $200 million of the revolving credit facility may be used to support standby letters of credit, of which approximately $73 million was issued under the revolving credit facility on May 23, 1998. As of May 23, 1998 approximately $528 million was available, after giving effect to amounts borrowed to consummate the refinancings, for future borrowing under the revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(2) In connection with the Offering, a Selling Stockholder will exercise stock options for 431,818 shares of Common Stock resulting in proceeds to the Company of $6,274,999. See "Principal and Selling Stockholders."

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements of Fred Meyer give effect to the merger with QFC as if such transaction occurred as of January 29, 1995 with respect to the unaudited pro forma condensed combined statements of operations for the fiscal years ended February 3, 1996, February 1, 1997 and January 31, 1998, and as of January 31, 1998 with respect to the unaudited pro forma condensed combined balance sheet. In addition, such unaudited pro forma condensed combined financial statements give effect to the merger with Ralphs/Food 4 Less as if such transaction occurred as of February 2, 1997 with respect to the unaudited pro forma condensed combined statements of operations, and as of January 31, 1998 with respect to the unaudited pro forma condensed combined balance sheet. Finally, the unaudited pro forma condensed combined financial statements give effect to refinancing certain Fred Meyer, QFC and Ralphs/ Food 4 Less debt, as if such refinancing occurred as of February 2, 1997 with respect to the unaudited pro forma condensed combined statements of operations for the fiscal year ended January 31, 1998 and as of January 31, 1998 with respect to the unaudited pro forma condensed combined balance sheet. Such pro forma information includes: (i) the historical balance sheet of Fred Meyer as of January 31, 1998; (ii) the pro forma results of operations of Fred Meyer for the fiscal year ended January 31, 1998; (iii) the historical balance sheet of QFC as of December 27, 1997; (iv) the pro forma results of operations of QFC for the fiscal year ended December 27, 1997; (v) the historical results of operations of Ralphs/Food 4 Less for the fiscal year ended February 1, 1998; and
(vi) the historical balance sheet of Ralphs/Food 4 Less as of February 1, 1998. The unaudited pro forma condensed combined financial statements are not necessarily indicative of either future results of operations or results that might have been achieved if the mergers had been consummated as of the indicated dates. The following unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and the selected historical and other financial data of Fred Meyer, QFC and Ralphs/Food 4 Less included or incorporated by reference herein.

     The pro forma results of operations of Fred Meyer for the fiscal year ended January 31, 1998 include adjustments for Fred Meyer's September 9, 1997 acquisition of Smith's, as if such transaction occurred as of February 2, 1997. The pro forma results of operations of QFC for the fiscal year ended December 27, 1997 include adjustments for QFC's March 19, 1997 acquisition of Hughes and February 15, 1997 acquisition of KUI, as if such transactions occurred as of December 29, 1996.

     The merger with QFC is being accounted for as a pooling-of-interests. Under the pooling-of-interests method of accounting, the recorded assets and liabilities of Fred Meyer and QFC are being carried forward to Fred Meyer's consolidated financial statements at their historical amounts and the consolidated earnings of QFC are being included in the earnings of Fred Meyer for the entire fiscal year in which the merger with QFC occurs and for all prior years presented, and the reported retained earnings of Fred Meyer and QFC for prior periods are being combined and restated as consolidated retained earnings of Fred Meyer.

     The merger with Ralphs/Food 4 Less is being accounted for as a purchase. Under purchase accounting, the purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair values. The adjustments included in the unaudited pro forma condensed combined financial statements represent a preliminary determination of these adjustments based upon available information. The purchase price is expected to exceed the fair value of the net assets acquired. This difference has been allocated to goodwill, which will be amortized over 40 years. Such allocations are subject to final determination based on real estate, leasehold and equipment valuation studies and a review of the books, records and accounting policies of Ralphs/Food 4 Less. These studies are expected to be completed before the end of the 1998 fiscal year. Accordingly, the final allocations will be different from the amounts reflected herein.

     The unaudited pro forma condensed combined statements of operations included herein do not reflect an estimated extraordinary charge of approximately $221 million (net of income taxes) relating to the refinancings and, with respect to the unaudited pro forma condensed combined financial statements, assume that all notes subject to the refinancings were redeemed pursuant to tender offers made by QFC and Ralphs/ Food 4 Less. Additionally, the unaudited pro forma condensed combined financial statements do not reflect certain non-recurring severance and other expenses associated with the mergers. Pursuant to the Settlement Agreement, the Company has agreed to divest 19 stores in Southern California, but such divestitures have not been considered and are not reflected in the following unaudited pro forma condensed combined financial statements. Management does not believe that such divestitures will materially adversely affect the Company's business strategy, financial condition or results of operations. The unaudited pro forma condensed combined statements of operations also do not reflect approximately $100 million in annualized operating cost savings that management of the Company believes are achievable by the end of 2001. See "Business -- Recent Mergers."

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                JANUARY 31, 1998
                                 (IN THOUSANDS)

                                                    ASSETS

                                                                        RALPHS/
                                         FRED MEYER        QFC        FOOD 4 LESS
                                         JANUARY 31,   DECEMBER 27,   FEBRUARY 1,
                                            1998           1997          1998        PRO FORMA       PRO FORMA
                                         HISTORICAL     HISTORICAL    HISTORICAL    ADJUSTMENTS       COMBINED
                                         -----------   ------------   -----------   -----------      ----------
Current Assets:
  Cash and cash equivalents............  $   72,609      $ 44,702     $   75,601    $       --(1)    $  192,912
  Trade and other receivables..........      83,194        25,302         37,629                        146,125
  Inventories..........................   1,117,989       122,877        514,387        28,500(2)     1,783,753
  Prepaid expenses and other...........      39,070        13,087         24,522                         76,679
  Deferred income taxes................      90,804                                    147,334(3)       238,138
                                         ----------      --------     ----------    ----------       ----------
      Total Current Assets.............   1,403,666       205,968        652,139       175,834        2,437,607
Property and Equipment, Net............   1,951,750       373,814      1,069,005      (100,222)(2)    3,294,347
Other Assets:
  Goodwill, net........................   1,005,476       273,654      1,275,718     1,034,695(2)     3,589,543
  Deferred financing costs, net........      10,964         7,415         49,863       (61,778)(3)
                                                                                        68,000(1)        74,464
  Deferred income taxes and other......      58,950       131,279         29,348       206,705(2)       426,282
                                         ----------      --------     ----------    ----------       ----------
      Total Assets.....................  $4,430,806      $992,130     $3,076,073    $1,323,234       $9,822,243
                                         ==========      ========     ==========    ==========       ==========

                             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
  Accounts payable and outstanding
    checks.............................  $  679,612      $ 85,662     $  349,585                     $1,114,859
  Current portion of long-term debt and
    capital leases.....................       4,282        15,368         41,965    $   (3,500)(1)       58,115
  Income taxes payable.................                        --          1,361                          1,361
  Accrued compensation.................     148,141        41,680        105,728                        295,549
  Other accrued expenses...............     167,904        50,846        302,425        95,000(2)       616,175
                                         ----------      --------     ----------    ----------       ----------
      Total Current Liabilities........     999,939       193,556        801,064        91,500        2,086,059
Long-Term Debt, less current
  maturities...........................   1,835,168       349,626      2,321,342       453,500(1)     4,959,636
Capital Lease Obligations, less current
  portion..............................      52,385        30,397        120,329                        203,111
Deferred Income Taxes..................      41,250        41,933         21,074      (104,257)(2)           --
Other Long-Term Liabilities............     151,489        24,833        253,772        15,232(2)       445,326
Stockholders' Equity (Deficit).........   1,350,575       351,785       (441,508)      867,259(3)     2,128,111
                                         ----------      --------     ----------    ----------       ----------
      Total Liabilities and
         Stockholders' Equity..........  $4,430,806      $992,130     $3,076,073    $1,323,234       $9,822,243
                                         ==========      ========     ==========    ==========       ==========

       See Notes to Unaudited Pro Forma Condensed Combined Balance Sheet.

         NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(1) The net effect on cash and cash equivalents of the mergers and the concurrent debt refinancing reflects the following (in thousands):

TOTAL SOURCES:
  1998 Senior Credit Facilities.............................  $2,787,000
  Notes.....................................................   1,750,000
                                                              ----------
                                                              $4,537,000
                                                              ==========
TOTAL USES:
  Repay Fred Meyer credit facility..........................  $1,430,000
  Repay QFC credit facility.................................     175,000
  Repay Ralphs/Food 4 Less credit facility..................     681,000
  Repay QFC notes...........................................     175,000
  Repay Ralphs/Food 4 Less notes............................   1,626,000
  Estimated debt repayment premiums.........................     300,000
  Estimated fees and expenses...............................     150,000
                                                              ----------
                                                              $4,537,000
                                                              ==========

(2) The purchase cost and preliminary allocation of the excess of cost over the net book value of the assets acquired in the merger with Ralphs/Food 4 Less is as follows. The market value of Common Stock issued reflects 21.7 million shares multiplied by the average market price of Common Stock for the three trading days preceding and following the day Fred Meyer and Ralphs/Food 4 Less reached agreement on the purchase price and the proposed merger with Ralphs/Food 4 Less was announced.

                       (In thousands)
Market value of Common Stock issued.........................  $  656,195
Transaction fees and expenses...............................      66,000
                                                              ----------
     Total purchase cost....................................     722,195
Book value of net assets acquired...........................    (441,508)
                                                              ----------
  Excess of purchase cost over net book value of assets
     acquired...............................................  $1,163,703
                                                              ==========
Allocated to:
  Increase in value of inventory............................  $   28,500
  Decrease in value of property and equipment...............    (100,222)
  Ralphs/Food 4 Less historical net goodwill................  (1,275,718)
  Increase in value of deferred income taxes................     240,000
  Increase in accrued liabilities...........................     (95,000)
  Adjust accrued pension and postretirement benefit
     obligation.............................................     (15,232)
  Adjust deferred taxes for temporary differences (39%
     effective rate)........................................      70,962
  Residual excess purchase cost.............................   2,310,413
                                                              ----------
Total allocation............................................  $1,163,703
                                                              ==========

(3) Represents the net change in stockholders' equity as a result of the mergers and the refinancings (in thousands):

Issuance of Common Stock in merger with Ralphs/Food 4
  Less......................................................  $656,195
Elimination of Ralphs/Food 4 Less historical stockholders'
  deficit...................................................   441,508
Write-off historical deferred financing costs, net of tax of
  $24,094...................................................   (37,684)
Estimated premiums related to repayment of Ralphs/Food 4
  Less and QFC notes, net of tax of $117,000................  (183,000)
Fees and expenses of merger with QFC, net of tax of
  $6,240....................................................    (9,760)
                                                              --------
Pro forma adjustment to stockholders' equity................  $867,259
                                                              ========

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                            STATEMENT OF OPERATIONS

                    FOR THE 52 WEEKS ENDED JANUARY 31, 1998
              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

                                   FRED MEYER              QFC           RALPHS/FOOD 4
                                FISCAL YEAR ENDED   FISCAL YEAR ENDED   LESS FISCAL YEAR
                                JANUARY 31, 1998    DECEMBER 27, 1997        ENDED
                                    PRO FORMA           PRO FORMA       FEBRUARY 1, 1998     PRO FORMA        PRO FORMA
                                   COMBINED(1)         COMBINED(2)         HISTORICAL       ADJUSTMENTS       COMBINED
                                -----------------   -----------------   ----------------    -----------      -----------
Net sales.....................     $7,341,192          $2,120,855          $5,487,469                        $14,949,516
Cost of goods sold............      5,279,520           1,596,983           4,347,549                         11,224,052
                                   ----------          ----------          ----------        --------        -----------
  Gross margin................      2,061,672             523,872           1,139,920                          3,725,464
Operating and administrative
  expenses....................      1,472,090             375,933             756,609        $ (4,000)(3)      2,600,632
Depreciation and amortization
  expense.....................        235,955              48,971             178,710          16,959(4)         480,595
                                   ----------          ----------          ----------        --------        -----------
  Income from operations......        353,627              98,968             204,601         (12,959)           644,237
Interest expense..............        113,052              30,765             271,939         (30,217)(5)        385,539
Amortization of deferred
  financing costs.............          1,229                 703               5,714           4,089(6)          11,735
                                   ----------          ----------          ----------        --------        -----------
  Income (loss) before income
     taxes and extraordinary
     charge...................        239,346              67,500             (73,052)         13,169            246,963
Provision for income taxes....         97,137              27,507                  --           6,670(7)         131,314
                                   ----------          ----------          ----------        --------        -----------
Income (loss) before
  extraordinary charge........     $  142,209          $   39,993          $  (73,052)       $  6,499        $   115,649
                                   ==========          ==========          ==========        ========        ===========
Basic income before
  extraordinary charge per
  share of common stock.......     $     1.62          $     1.91                                            $      0.78
                                   ==========          ==========                                            ===========
Diluted income before
  extraordinary charge per
  share of common stock.......     $     1.56          $     1.84                                            $      0.75
                                   ==========          ==========                                            ===========
Basic weighted average common
  shares outstanding(8).......         87,537              20,916                              40,494            148,947
                                   ==========          ==========                            ========        ===========
Diluted weighted average
  common shares
  outstanding(8)..............         90,978              21,774                              41,267            154,019
                                   ==========          ==========                            ========        ===========
OTHER PRO FORMA DATA:
  EBITDA (as defined)(9)...............................................................................      $ 1,125,358
  EBITDA margin(9).....................................................................................              7.5%

 See Notes to Unaudited Pro Forma Condensed Combined Statements of Operations.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                            STATEMENT OF OPERATIONS

                    FOR THE 52 WEEKS ENDED FEBRUARY 1, 1997
              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

                                                 FRED MEYER               QFC
                                              FISCAL YEAR ENDED    FISCAL YEAR ENDED
                                              FEBRUARY 1, 1997     DECEMBER 28, 1996     PRO FORMA     PRO FORMA
                                                 HISTORICAL           HISTORICAL        ADJUSTMENTS     COMBINED
                                              -----------------    -----------------    -----------    ----------
Net sales...................................     $3,724,839            $805,281                        $4,530,120
Cost of goods sold..........................      2,613,746             603,947                         3,217,693
                                                 ----------            --------           -------      ----------
  Gross margin..............................      1,111,093             201,334                         1,312,427
Operating and administrative expenses.......        860,379             132,860                           993,239
Depreciation and amortization expense.......        116,854              19,477                           136,331
                                                 ----------            --------           -------      ----------
  Income from operations....................        133,860              48,997                           182,857
Interest expense............................         39,432               9,238                            48,670
Amortization of deferred financing costs....             --                 185                               185
                                                 ----------            --------           -------      ----------
  Income before income taxes and
     extraordinary charge...................         94,428              39,574                           134,002
Provision for income taxes..................         35,883              14,156                            50,039
                                                 ----------            --------           -------      ----------
Income before extraordinary charge..........     $   58,545            $ 25,418                        $   83,963
                                                 ==========            ========           =======      ==========
Basic income before extraordinary charge per
  share of common stock.....................     $     1.12            $   1.75                        $     1.05
                                                 ==========            ========                        ==========
Diluted income before extraordinary charge
  per share of common stock.................     $     1.05            $   1.71                        $     1.00
                                                 ==========            ========                        ==========
Basic weighted average common shares
  outstanding(8)............................         52,155              14,547            13,092          79,794
                                                 ==========            ========           =======      ==========
Diluted weighted average common shares
  outstanding(8)............................         55,781              14,888            13,399          84,068
                                                 ==========            ========           =======      ==========
OTHER PRO FORMA DATA:
  EBITDA (as defined)(9)...........................................................................    $  318,722
  EBITDA margin(9).................................................................................           7.0%

 See Notes to Unaudited Pro Forma Condensed Combined Statements of Operations.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                            STATEMENT OF OPERATIONS

                    FOR THE 53 WEEKS ENDED FEBRUARY 3, 1996
              (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)

                                                                          QFC
                                                 FRED MEYER        FISCAL YEAR ENDED
                                              FISCAL YEAR ENDED      DECEMBER 30,
                                              FEBRUARY 3, 1996           1995            PRO FORMA     PRO FORMA
                                                 HISTORICAL           HISTORICAL        ADJUSTMENTS     COMBINED
                                              -----------------    -----------------    -----------    ----------
Net sales...................................     $3,422,718            $729,856                        $4,152,574
Cost of goods sold..........................      2,443,531             550,434                         2,993,965
                                                 ----------            --------           ------       ----------
  Gross margin..............................        979,187             179,422                         1,158,609
Operating and administrative expenses.......        783,375             120,475                           903,850
Depreciation and amortization expense.......        107,385              16,170                           123,555
                                                 ----------            --------           ------       ----------
  Income from operations....................         88,427              42,777                           131,204
Interest expense............................         39,578               8,995                            48,573
Amortization of deferred financing costs....             --                 143                               143
Other.......................................                              1,400                             1,400
                                                 ----------            --------           ------       ----------
  Income before income taxes and
     extraordinary charge...................         48,849              32,239                            81,088
Provision for income taxes..................         18,563              12,023                            30,586
                                                 ----------            --------           ------       ----------
  Income before extraordinary charge........     $   30,286            $ 20,216                        $   50,502
                                                 ==========            ========           ======       ==========
Basic income before extraordinary charge per
  share of common stock.....................     $     0.57            $   1.29                        $     0.61
                                                 ==========            ========                        ==========
Diluted income before extraordinary charge
  per share of common stock.................     $     0.53            $   1.28                        $     0.58
                                                 ==========            ========                        ==========
Basic weighted average common shares
  outstanding(8)............................         53,365              15,706           14,135           83,206
                                                 ==========            ========           ======       ==========
Diluted weighted average common shares
  outstanding(8)............................         56,656              15,830           14,247           86,733
                                                 ==========            ========           ======       ==========
OTHER PRO FORMA DATA:
  EBITDA (as defined)(9)...........................................................................    $  254,423
  EBITDA margin(9).................................................................................           6.1%

 See Notes to Unaudited Pro Forma Condensed Combined Statements of Operations.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                            STATEMENTS OF OPERATIONS

(1) The following Fred Meyer summary unaudited pro forma condensed combined statement of operations for the fiscal year ended January 31, 1998 is based on historical financial statements of Fred Meyer and Smith's and has been prepared to illustrate the effects of Fred Meyer's acquisition of Smith's (the "Smith's Acquisition") and other related transactions described below and the assumed financing therefor. Such summary unaudited pro forma condensed statement of operations gives effect to the Smith's Acquisition as if such transaction had been completed as of February 2, 1997. Such pro forma information includes the historical results of operations of Fred Meyer for the fiscal year ended January 31, 1998 and the historical results of operations for Smith's from February 2, 1997 to September 8, 1997.

     The Smith's Acquisition was accounted for as a purchase by Fred Meyer. Under purchase accounting, the purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair values. The pro forma adjustments included in the summary unaudited pro forma condensed combined statement of operations represent a preliminary determination of these adjustments based upon available information.

     The following summary unaudited pro forma condensed combined statement of operations for the Smith's Acquisition included in the table below does not reflect an extraordinary charge of approximately $91 million (net of income taxes) relating to refinancing certain debt. Such summary unaudited pro forma condensed combined statement of operations gives effect to the following significant pro forma adjustments: (i) the adjustment for additional depreciation and amortization expense resulting from the allocation of the purchase price for Smith's to the assets acquired, including an increase in property, plant, and equipment, leasehold interest, and identifiable intangible assets to their estimated fair market values and the recording of goodwill associated with the acquisition; (ii) the adjustment to interest expense associated with the transaction financing and the corresponding adjustments to the amortization of related financing fees; and (iii) the adjustment to the provision for income taxes based upon a tax rate of 39% applied to the pro forma operating income before income taxes adjusted for amortization of goodwill.

                                                FRED MEYER        SMITH'S
                                                FISCAL YEAR     PERIOD FROM
                                                   ENDED      FEBRUARY 2, 1997
                                                JANUARY 31,   TO SEPTEMBER 8,                  FRED MEYER
                                                   1998             1997          PRO FORMA    PRO FORMA
                                                HISTORICAL       HISTORICAL      ADJUSTMENTS    COMBINED
                                                -----------   ----------------   -----------   ----------
                                                                     (IN THOUSANDS)
     Net sales................................  $5,481,087       $1,860,105                    $7,341,192
     Cost of goods sold.......................   3,845,536        1,433,984                     5,279,520
                                                ----------       ----------       --------     ----------
       Gross margin...........................   1,635,551          426,121                     2,061,672
     Operating and administrative expenses....   1,217,649          254,728       $   (287)     1,472,090
     Depreciation and amortization expense....     168,294           57,472         10,189        235,955
                                                ----------       ----------       --------     ----------
       Income from operations.................     249,608          113,921         (9,902)       353,627
     Interest expense.........................      75,504           71,938        (34,390)       113,052
     Amortization of deferred financing
       costs..................................         335            2,953         (2,059)         1,229
                                                ----------       ----------       --------     ----------
       Income before income taxes and
          extraordinary charge................     173,769           39,030         26,547        239,346
     Provision for income taxes...............      70,465           16,490         10,182         97,137
                                                ----------       ----------       --------     ----------
     Income before extraordinary charge.......  $  103,304       $   22,540       $ 16,365     $  142,209
                                                ==========       ==========       ========     ==========

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      STATEMENTS OF OPERATIONS (CONTINUED)

(2) The following QFC summary unaudited pro forma condensed combined statement of operations for the fiscal year ended December 27, 1997 is based on historical financial statements of QFC, Hughes and KUI, and has been prepared to illustrate the effects of QFC's acquisition of Hughes and KUI (the "Hughes/KUI Acquisitions") and other related transactions described below and the assumed financing therefor.

     Such summary unaudited pro forma condensed combined statement of operations gives effect to each of the following transactions as if such transactions had been completed as of December 29, 1996: (i) the Hughes acquisition and certain related transactions; (ii) KUI's spin off of certain assets and liabilities, primarily related to nongrocery operations, prior to the KUI acquisition; (iii) the KUI acquisition and certain related transactions;
     (iv) the application of the net proceeds from the sale of 5,175,000 shares of QFC common stock in a public offering (the "QFC Common Stock Offering") and the sale of $150 million aggregate principal amount of 8.70% Senior Subordinated Notes due 2007 (together with the QFC Common Stock Offering, the "QFC Offerings") and borrowings under QFC's credit facility; and (v) QFC's proposed divestiture of five recently acquired KUI stores.

     The Hughes/KUI Acquisitions were accounted for as purchases by QFC. Under purchase accounting, the purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair values. The pro forma adjustments included in the summary unaudited pro forma condensed combined statement of operations represent a preliminary determination of these adjustments based upon available information.

                                              HUGHES          KUI                       PRO FORMA
                                           PERIOD FROM    PERIOD FROM                  ADJUSTMENTS
                                QFC        DECEMBER 29,   DECEMBER 29,                     FOR
                            FISCAL YEAR        1996           1996                      HUGHES/KUI
                               ENDED         THROUGH        THROUGH                    ACQUISITIONS
                            DECEMBER 27,    MARCH 18,     FEBRUARY 14,       KUI         AND QFC         QFC
                                1997           1997           1997        PRO FORMA     OFFERINGS     PRO FORMA
                             HISTORICAL     HISTORICAL     HISTORICAL    ADJUSTMENTS     COMBINED      COMBINED
                            ------------   ------------   ------------   -----------   ------------   ----------
                                                               (IN THOUSANDS)
     Net sales............   $1,878,115      $211,425       $46,793        $(1,492)      $(13,986)    $2,120,855
     Cost of goods sold...    1,417,038       158,392        33,480           (950)       (10,977)     1,596,983
                             ----------      --------       -------        -------       --------     ----------
       Gross margin.......      461,077        53,033        13,313           (542)        (3,009)       523,872
     Operating and
       administrative
       expenses...........      325,424        43,495        10,301           (605)        (2,682)       375,933
     Depreciation and
       amortization
       expense............       43,076         3,847           337            (43)         1,754         48,971
                             ----------      --------       -------        -------       --------     ----------
       Income from
          operations......       92,577         5,691         2,675            106         (2,081)        98,968
     Interest expense.....       25,887           538           204                         4,136         30,765
     Amortization of
       deferred financing
       costs..............          703                                                                      703
                             ----------      --------       -------        -------       --------     ----------
       Income before
          income taxes and
          extraordinary
          charge..........       65,987         5,153         2,471            106         (6,217)        67,500
     Provision for income
       taxes..............       25,980         2,437           860             36         (1,806)        27,507
                             ----------      --------       -------        -------       --------     ----------
     Income before
       extraordinary
       charge.............   $   40,007      $  2,716       $ 1,611        $    70       $ (4,411)    $   39,993
                             ==========      ========       =======        =======       ========     ==========

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      STATEMENTS OF OPERATIONS (CONTINUED)

     The summary unaudited pro forma condensed combined statement of operations gives effect to the following significant pro forma adjustments: (i) the elimination of sales and certain expenses attributable to certain assets and liabilities of KUI, primarily related to non-grocery operations which were spun off by KUI prior to its acquisition by QFC; (ii) the adjustment for additional depreciation and amortization expense resulting from the allocations of the purchase prices for KUI and Hughes to the assets acquired, including an increase in property, plant, and equipment, leasehold interest and identifiable intangible assets to their estimated fair market values and the recording of goodwill associated with the acquisitions; (iii) the adjustment to interest expense associated with the transaction financing and the corresponding adjustments to the amortization of related financing fees; and (iv) the adjustment to the provision for income taxes based upon a tax rate of 38% applied to the pro forma operating income before income taxes adjusted for amortization of goodwill.

(3) To eliminate management fees paid by Ralphs/Food 4 Less which will no longer be paid subsequent to the mergers.

(4) To decrease depreciation and amortization expense for revaluation of property and equipment in the amount of $8.9 million and increase amortization of goodwill in the amount of $25.9 million as a result of the merger with Ralphs/Food 4 Less for the fiscal year ended January 31, 1998. The adjustment to depreciation and amortization expense assumes an average useful life of acquired property and equipment of 11 years and the adjustment to goodwill amortization assumes an amortization period for acquired goodwill of 40 years.

(5) In connection with the mergers, Fred Meyer refinanced and consolidated approximately $4.1 billion of existing indebtedness of Fred Meyer, QFC and Ralphs/Food 4 Less in the refinancings. The following table reflects the pro forma adjustments to interest expense related to the refinancing of certain debt for the fiscal year ended January 31, 1998 (in thousands):

Historical interest expense:
  Fred Meyer -- historical pro forma........................  $113,052
  QFC -- historical pro forma...............................    30,765
  Ralphs/Food 4 Less -- historical..........................   271,939
                                                              --------
                                                               415,756
Less: amount in historical pro forma statements of
  operations for refinanced debt............................  (353,449)
Add: amounts for 1998 Senior Credit Facilities and Notes....   323,232
                                                              --------
Pro forma interest expense..................................  $385,539
                                                              ========

     The pro forma adjustment to interest expense is based on a weighted average interest rate of 7.0% per annum under the 1998 Senior Credit Facilities and the Notes.

(6) To adjust for the change in amortization of deferred financing costs as a result of the refinancings.

(7) The pro forma adjustment to the provision for income taxes is based upon a tax rate of 39% applied to pro forma income before income taxes and extraordinary charge adjusted for amortization of goodwill.

(8) All share and per share data has been adjusted to reflect a two-for-one stock split of Common Stock effected as a 100% stock dividend which was distributed September 30, 1997. An (i) exchange ratio of 1.9 shares of Common Stock for each share of QFC common stock issued and outstanding immediately prior to the effective time of the merger with QFC in connection with the merger with QFC and (ii) issuance of 21.7 million shares of Common Stock in connection with the merger with Ralphs/Food 4 Less were used in preparing the pro forma combined share and per share data.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      STATEMENTS OF OPERATIONS (CONTINUED)

     The following table presents a reconciliation of the pro forma weighted average number of basic and diluted shares outstanding used in calculating pro forma income per share of Common Stock for the fiscal year ended January 31, 1998 (share numbers in thousands):

                                                               BASIC     DILUTED
                                                              -------    -------
Pro forma weighted average number of shares of QFC common
  stock outstanding as of December 27, 1997.................   20,916     21,774
Exchange ratio..............................................      1.9        1.9
                                                              -------    -------
Number of shares of Common Stock issued in the merger with
  QFC.......................................................   39,740     41,371
Number of shares of Common Stock issued in the merger with
  Ralphs/ Food 4 Less.......................................   21,670     21,670
                                                              -------    -------
Number of shares of Common Stock issued in the mergers......   61,410     63,041
Pro forma weighted average number of shares of Common Stock
  outstanding as of January 31, 1998........................   87,537     90,978
                                                              -------    -------
Pro forma number of shares of Common Stock outstanding after
  completion of the mergers.................................  148,947    154,019
                                                              =======    =======

(9) EBITDA represents income before interest expense, income taxes, depreciation and amortization and LIFO provision of $0.5 million, $(0.5) million and $1.1 million for the fiscal years ended January 31, 1998, February 1, 1997 and February 3, 1996, respectively. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt. EBITDA as calculated by the Company may not be comparable to calculations as presented by other companies, even in the same industry. EBITDA margin represents EBITDA as a percentage of net sales.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

FRED MEYER

     The following selected historical financial data of Fred Meyer for each of the five fiscal years in the period ended January 31, 1998 have been derived from Fred Meyer's historical consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The data should be read in conjunction with Fred Meyer's historical consolidated financial statements, including the respective notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included or incorporated by reference herein. Fred Meyer acquired Smith's on September 9, 1997 in a business combination accounted for as a purchase. Additionally, Smith's acquired Smitty's on May 23, 1996 in a business combination accounted for as a purchase. Fred Meyer acquired QFC on March 9, 1998 in a transaction accounted for as a pooling-of-interests and Ralphs/Food 4 Less on March 10, 1998 in a transaction accounted for as a purchase. Accordingly, the following Fred Meyer selected historical financial and other data do not include the results of operations of Smith's or Smitty's, QFC or Ralphs/Food 4 Less prior to their acquisitions. See "Unaudited Pro Forma Condensed Combined Financial Statements" and related notes.

                                    52 WEEKS      52 WEEKS      53 WEEKS      52 WEEKS      52 WEEKS
                                      ENDED         ENDED         ENDED         ENDED         ENDED
                                   JANUARY 29,   JANUARY 28,   FEBRUARY 3,   FEBRUARY 1,   JANUARY 31,
                                      1994          1995          1996          1997         1998(1)
                                   -----------   -----------   -----------   -----------   -----------
                                                         (DOLLARS IN THOUSANDS)
OPERATING DATA
  Net sales(2)...................  $2,973,825    $3,122,635    $3,422,718    $3,724,839    $5,481,087
  Cost of goods sold.............   2,088,568     2,261,315     2,449,204     2,619,312     3,845,536
                                   ----------    ----------    ----------    ----------    ----------
  Gross margin(3)................     885,257       861,320       973,514     1,105,527     1,635,551
  Operating, selling and
     administrative
     expenses(2).................     747,151       807,924       885,087       971,667     1,386,278
  Writedown of California
     assets......................                    15,978
                                   ----------    ----------    ----------    ----------    ----------
  Operating income(3)............     138,106        37,418        88,427       133,860       249,273
  Interest Expense...............      17,604        25,857        39,578        39,432        75,504
  Provision for income
     taxes(4)....................      49,598         4,393        18,563        35,883        70,465
                                   ----------    ----------    ----------    ----------    ----------
  Income before accounting change
     and extraordinary
     charge(3,4).................      70,904         7,168        30,286        58,545       103,304
  Accounting change(5)...........      (2,588)
  Extraordinary charge(6)........                                                             (91,210)
                                   ----------    ----------    ----------    ----------    ----------
  Net income(3,4,5)..............  $   68,316    $    7,168    $   30,286    $   58,545    $   12,094
                                   ==========    ==========    ==========    ==========    ==========
BALANCE SHEET DATA
  (end of period)
  Working capital................  $  192,737    $  249,514    $  283,082    $  233,202    $  414,691
  Total assets...................   1,326,076     1,562,672     1,671,592     1,692,020     4,430,806
  Stockholders' equity...........     527,686       538,620       571,234       565,904     1,350,575
OTHER DATA
  EBITDA (as defined)(7).........  $  205,673    $  148,979    $  194,876    $  249,548    $  413,645
  EBITDA margin(7)...............        6.92%         4.77%         5.69%         6.70%         7.55%
  Capital expenditures...........  $  253,920    $  284,193    $  236,052    $  146,917    $  269,176
  Retail store square footage (in
     thousands)..................                                                              26,802
  Number of stores at end of
     period......................                                                                 431

(1) Includes balance sheet data of Smith's as of January 31, 1998 and results of operations of Smith's from September 9, 1997 to January 31, 1998. The balance sheet data and results of operations of Smith's as of and for such dates include the balance sheet data and results of operations of Smitty's as of and for such dates. Does not include any balance sheet data or results of operations for QFC or Ralphs/Food 4 Less.

(2) For fiscal years 1993 through 1996, the amounts shown reflect the reclassification of employee discounts to make the reporting consistent with the reporting for fiscal year 1997.

(3) For the 52 weeks ended January 29, 1994, includes a nonrecurring LIFO credit of $6,178.

(4) For the 52 weeks ended January 29, 1994, includes $3,588 from the resolution of an Internal Revenue Service audit, $(2,286) related to the LIFO credit and a 38% tax rate.

(5) For the 52 weeks ended January 29, 1994, effect of adopting Statement of Financial Accounting Standards No. 109 relating to income taxes.

(6) Represents a charge for early extinguishment of debt covering premiums paid and write-off of financing costs related to debt refinanced in the Smith's acquisition.

(7) EBITDA, as presented by Fred Meyer, represents income (loss) before interest expense, income taxes, depreciation and amortization expense and LIFO provision (credit) of $(4,257), $(1,166), $(936), $3,201, $2,890, and $4,167
    for the fiscal years ended January 31, 1998, February 1, 1997, February 3, 1996, January 28, 1995, and January 29, 1994, respectively. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt. EBITDA as calculated by Fred Meyer may not be comparable to calculations as presented by other companies, even in the same industry. EBITDA margin represents EBITDA as a percentage of net sales.

QFC

     The following selected historical financial data of QFC for each of the five fiscal years in the period ended December 27, 1997 have been derived from QFC's historical consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The data should be read in conjunction with QFC's historical consolidated financial statements, including the respective notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included or incorporated by reference herein. QFC acquired Hughes on March 19, 1997 and KUI on February 15, 1997 in business combinations accounted for as purchases. Accordingly, the following QFC selected historical financial and other data do not include the results of operations of Hughes or KUI prior to such acquisitions. See "Unaudited Pro Forma Condensed Combined Financial Statements" and related notes.

                                     52 WEEKS        52 WEEKS        52 WEEKS        52 WEEKS        52 WEEKS
                                      ENDED           ENDED           ENDED           ENDED           ENDED
                                   DECEMBER 25,    DECEMBER 31,    DECEMBER 30,    DECEMBER 28,    DECEMBER 27,
                                       1993            1994          1995(1)           1996          1997(2)
                                   ------------    ------------    ------------    ------------    ------------
                                                              (DOLLARS IN THOUSANDS)
OPERATING DATA
  Net sales......................    $518,260        $575,879        $729,856        $805,281       $1,878,115
  Cost of goods sold(3)..........     386,895         430,711         550,434         603,947        1,417,038
                                     --------        --------        --------        --------       ----------
  Gross margin...................     131,365         145,168         179,422         201,334          461,077
  Operating, selling and
    administrative expenses......      92,468         105,956         136,645         152,337          368,500
  Operating income(3)............      38,897          39,212          42,777          48,997           92,577
  Interest Expense...............        (880)           (933)          9,138           9,423           26,590
  Other charge...................                                       1,400(1)
  Provision for income taxes.....      13,783          13,768          12,023          14,156           25,980
                                     --------        --------        --------        --------       ----------
  Net income.....................    $ 25,994        $ 26,377        $ 20,216        $ 25,418       $   40,007
                                     ========        ========        ========        ========       ==========
BALANCE SHEET DATA (END OF
  PERIOD)
  Working capital................    $ 14,329        $ 23,776        $  5,303        $  3,457       $   19,827
  Total assets...................     181,912         208,611         284,000         304,017          992,130
  Stockholders' equity...........     133,620         158,178          45,368          76,798          351,785
OTHER DATA
  EBITDA (as defined)(4).........    $ 48,205        $ 50,817        $ 59,567        $ 69,150       $  136,253
  EBITDA margin(4)...............         9.3%            8.8%            8.2%            8.6%             7.2%
  Capital expenditures...........    $ 43,000        $ 28,200        $ 29,000        $ 32,600       $   60,500
  Retail store square footage (in
    thousands)...................                                                                        6,239
  Number of stores at end of
    period.......................                                                                          145

---------------
(1) Fiscal year ended December 30, 1995 data include a one-time charge of $1.4 million, or $.09 per share, resulting from a recapitalization completed in March 1995.

(2) Includes balance sheet of KUI as of December 27, 1997 and results of operations of KUI from February 15, 1997 to December 27, 1997. Includes balance sheet data of Hughes as of December 27, 1997 and results of operations of Hughes for the period from March 19, 1997 to December 27, 1997.

(3) Cost of goods sold includes related occupancy expenses.

(4) EBITDA, as presented by QFC, is defined as net earnings before interest, income taxes, depreciation, amortization, LIFO inventory charges (credit) of $600, $676, $620, $0, $25 and $(161) for the 52 week periods ended December 27, 1997, December 28, 1996, December 30, 1995, December 31, 1994, December 25, 1993, and December 26, 1992, respectively, and nonrecurring extraordinary items (charge of $1,400 for the 52 weeks ended December 30, 1995) and, if applicable, equity earnings (losses) from subsidiaries of which there are none for the periods presented. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt. EBITDA as calculated by QFC may not be comparable to calculations as presented by other companies, even in the same industry. EBITDA margin represents EBITDA as a percentage of net sales.

RALPHS/FOOD 4 LESS

     The following selected historical financial data of Ralphs/Food 4 Less and its predecessor Food 4 Less Supermarkets, Inc. ("Food 4 Less Supermarkets") for each of the five fiscal years and the transition period in the period ended February 1, 1998 have been derived from Ralphs/Food 4 Less' and Food 4 Less Supermarkets' historical consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. Certain prior period amounts in the financial data presented below have been reclassified to conform to the fiscal 1997 presentation. The data should be read in conjunction with Ralphs/Food 4 Less' historical consolidated financial statements, including the respective notes thereto, and "Management's Discussion and Analysis of Financial Conditions and Results of Operations," included and incorporated by reference herein.

                                 52 WEEKS      52 WEEKS     31 WEEKS       52 WEEKS       53 WEEKS      52 WEEKS
                                  ENDED         ENDED         ENDED          ENDED          ENDED         ENDED
                                 JUNE 26,      JUNE 25,    JANUARY 29,    JANUARY 28,    FEBRUARY 2,   FEBRUARY 1,
                                   1993        1994(1)       1995(2)        1996(3)         1997          1998
                                ----------    ----------   -----------    -----------    -----------   -----------
                                                              (DOLLARS IN THOUSANDS)
OPERATING DATA
  Sales.......................  $2,742,027    $2,585,160   $1,556,522     $4,335,109     $5,516,259    $5,487,469
  Cost of goods sold(4).......   2,273,167     2,126,302    1,296,810      3,527,120      4,380,241     4,347,549
                                ----------    ----------   ----------     ----------     ----------    ----------
  Gross margin(4).............     468,860       458,858      259,721        807,989      1,136,018     1,139,920
  Operating, selling and
    administrative expenses...     425,064       386,104      223,856        765,749        981,381       935,319
  Restructuring charge........                                  5,134(10)    123,083(11)
                                ----------    ----------   ----------     ----------     ----------    ----------
  Operating income
    (loss)(4).................      43,796        72,754       30,722        (80,843)       154,637       204,601
  Interest Expense(5).........      73,614        77,017       48,361        202,651        284,217       277,653
  Provision for earthquake
    losses....................                     4,504(9)
  Provision for income
    taxes.....................       1,427         2,700                         500
                                ----------    ----------   ----------     ----------     ----------    ----------
  Loss before extraordinary
    charges...................     (31,245)      (11,467)     (17,639)      (283,994)      (129,580)      (73,052)
  Extraordinary charge........                                               (38,424)(12)                 (47,983)(13)
  Cumulative effect of change
    in accounting principle...          --            --           --             --             --        (3,325)
                                ----------    ----------   ----------     ----------     ----------    ----------
  Net loss(6).................  $  (31,245)   $  (11,467)  $  (17,639)    $ (322,418)    $ (129,580)   $ (124,360)
                                ==========    ==========   ==========     ==========     ==========    ==========
BALANCE SHEET DATA (END OF
  PERIOD)(7)
  Working capital deficit.....  $  (19,222)   $  (54,882)  $  (74,776)    $ (150,475)    $ (182,641)   $ (148,925)
  Total assets................     957,840       980,080    1,000,695      3,188,129      3,131,993     3,076,073
  Stockholders' equity........      22,633        10,024       (7,333)      (188,798)      (319,268)     (441,508)
OTHER DATA
  EBITDA (as defined)(8)......  $  103,794    $  130,573   $   76,853     $  245,146     $  354,646    $  380,317
  EBITDA margin(8)............         3.8%          5.1%         4.9%           5.7%           6.4%          6.9%
  Capital expenditures........  $   53,467    $   57,471   $   49,023     $  122,355     $  123,622    $  143,542
  Retail store square footage
    (in thousands)............                                                                             15,991
  Number of stores at end of
    period....................                                                                                409

---------------
 (1) Operating data for the 52 weeks ended June 25, 1994 include the results of 10 Food Barn stores, which were not material, from March 29, 1994, the date of the Food Barn acquisition.

 (2) Food 4 Less Supermarkets changed its fiscal year end from the 52 or 53-week period which ends on the last Saturday in June to the 52 or 53-week period which ends on the Sunday closest to January 31, resulting in a 31-week transition period.

 (3) Operating data for the 52 weeks ended January 28, 1996 reflects the acquisition of Ralphs Supermarkets, Inc. on June 14, 1995.

 (4) Cost of goods sold has been principally determined using the last-in, first-out ("LIFO") method of valuing inventory. If cost of sales had been determined using the first-in, first-out ("FIFO") method, gross profit and operating income would have been greater by $4.4 million, $0.7 million, $2.7 million, $2.2 million, $5.6 million and $4.2 million for the 52 weeks ended June 26, 1993, and June 25, 1994, the 31 weeks ended January 29, 1995, the 52 weeks ended January 28, 1996, the 53 weeks ended February 2, 1997 and the 52 weeks ended February 1, 1998, respectively.

 (5) Interest expense includes non-cash charges related to the amortization of deferred financing costs.

 (6) Net loss includes a pre-tax provision for self-insurance, which is classified in cost of sales, selling, general and administrative expenses, and interest expense of $43.9 million, $25.7 million, $9.8 million, $32.6 million, $29.2 million and $39.0 million for the 52 weeks ended June 26, 1993, and June 25, 1994, the 31 weeks ended January 29, 1995, the 52 weeks ended January 28, 1996, the 53 weeks ended February 2, 1997 and the 52 weeks ended February 1, 1998, respectively. Included in the 52 weeks ended June 25, 1994, the 31 weeks ended January 29, 1995 and the 52 weeks ended January 28, 1996 are reduced employer contributions of $8.1 million, $14.3 million and $26.1 million, respectively, related to union pension and health and welfare benefit plans. Included in the 53 weeks ended February 2, 1997 and the 52 weeks ended February 1, 1998 are reduced employer contributions of $17.8 million and $21.5 million, respectively, related to union pension and health and welfare benefit plans. The multi-employer union health and welfare plans to which Ralphs/Food 4 Less contributes are overfunded, and those employers who contributed to the plans received a pro rata share of excess reserves in the plans through reduction of current contributions.

 (7) Balance sheet data as of June 25, 1994 relate to Food 4 Less Supermarkets and reflect the acquisition of 10 Food Barn stores. Balance sheet data as of January 28, 1996 relate to Ralphs/Food 4 Less and reflect the acquisition of Ralphs Supermarkets, Inc. and the financings associated therewith.

 (8) EBITDA, as presented by Ralphs/Food 4 Less, represents income before interest expense, depreciation and amortization expense, the LIFO provision, provision for income taxes, provision for earthquake losses, provision for restructuring, a one-time charge in the 1995 transition period for Teamsters Union sick pay benefits, $75.0 million of one-time costs incurred in connection with the acquisition of Ralphs Supermarkets, Inc. in fiscal year 1995 and $13.5 million of one-time costs incurred in connection with the acquisition of a distribution center located in Riverside, California and nine former Smith's stores in fiscal year 1996. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt. EBITDA as calculated by Ralphs/Food 4 Less may not be comparable to calculations as presented by other companies, even in the same industry. EBITDA margin represents EBITDA as a percentage of net sales.

 (9) On January 17, 1994, Southern California was struck by a major earthquake which resulted in the temporary closing of 31 of Ralphs/Food 4 Less stores. The closures were caused primarily by loss of electricity, water, inventory or damage to the affected stores. All but one of the closed stores reopened within a week of the earthquake. The final closed store reopened on March 24, 1994. Ralphs/Food 4 Less is insured, subject to deductibles, against earthquake losses (including business interruption). The pre-tax charge to earnings, net of insurance recoveries, was approximately $4.5 million.

(10) Ralphs/Food 4 Less converted 11 of its conventional supermarkets to warehouse stores. During the 31 weeks ended January 29, 1995, Ralphs/Food 4 Less recorded a non-cash restructuring charge for the write-off of property and equipment at the 11 stores of $5.1 million.

(11) Ralphs/Food 4 Less recorded a $75.2 million restructuring charge associated with the closing of 58 stores and one warehouse facility in the 52 weeks ended January 28, 1996. Pursuant to the settlement agreement with the state of California, 27 Ralphs/Food 4 Less stores were required to be divested and an additional 34 under-performing stores were closed. Ralphs/Food 4 Less also recorded a $47.9 million restructuring charge associated with the closing of 9 stores and one warehouse facility in the 52 weeks ended January 28, 1996, in conjunction with an agreement with Smith's to lease a distribution center located in Riverside, California and nine former Smith's stores.

(12) Represents an extraordinary charge of $38.4 million relating to the refinancing of Ralphs/Food 4 Less' old credit facility, 10.45% Senior Notes due 2000, 13.75% Senior Subordinated Notes due 2001 and 15.25% Senior Discount Notes due 2004 in connection with the acquisition of Ralphs Supermarkets, Inc. and the write-off of their related debt issuance costs.

(13) Represents an extraordinary charge of $48.0 million relating to the write off of debt issuance costs associated with the refinancing of the Ralphs/Food 4 Less' credit facility and the write off of debt issuance costs and premium paid relating to the redemption of certain of the Ralphs/Food 4 Less' outstanding public debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     On September 9, 1997, Fred Meyer succeeded to the businesses of Fred Meyer Stores and Smith's as a result of mergers pursuant to an Agreement and Plan of Reorganization and Merger, dated as of May 11, 1997 (the "Smith's Acquisition"). At the closing, Fred Meyer Stores and Smith's became wholly owned subsidiaries of the Company.

     The Smith's Acquisition was accounted for under the purchase method of accounting. Accordingly, the results for 1997 reflect only 21 weeks of operations from the Smith's stores. As a result of the purchase, the assets and liabilities of Smith's have been recorded at their fair value as of September 9, 1997. The purchase price in excess of the fair value of Smith's assets and liabilities is recorded as goodwill and is being amortized over a 40-year period.

     On August 17, 1997, the Company acquired substantially all of the assets and liabilities of Fox Jewelry Company ("Fox"), a regional jewelry store chain operating 44 stores, in exchange for common stock with a fair value of $9.2 million. The Fox acquisition was accounted for under the purchase method of accounting. Accordingly, the results for 1997 reflect only 24 weeks of operations from the Fox stores.

     In March 1998, the Company acquired QFC and Ralphs/Food 4 Less in separate mergers, and QFC and Ralphs/Food 4 Less became wholly owned subsidiaries of the Company. These mergers occurred after the end of the Company's fiscal year ended January 31, 1998 and are not reflected in the financial statements of the Company included herein and discussed below. In connection with these mergers, the Company refinanced substantially all of the outstanding bank and public indebtedness of Fred Meyer Stores, Smith's, QFC and Ralphs/Food 4 Less.

FRED MEYER RESULTS OF OPERATIONS -- 1997 COMPARED WITH 1996

     Net sales for 1997 (52 weeks) increased $1.76 billion, or 47.2%, over 1996 (52 weeks). Sales from the Smith's stores accounted for $1.3 billion of the increase, including four new stores added during the period since the Smith's Acquisition. The increase also reflects the opening of five full-size multi-department Fred Meyer stores. Comparable store sales (excluding Smith's) increased 7.4% for 1997. Comparable food sales (excluding Smith's) increased 6.6%, and comparable nonfood sales (excluding Smith's) increased 8.6%. Food sales as a percent of net sales were 67.4% and 59.0%, respectively, for 1997 and 1996.

     Gross margin as a percent of net sales was 29.8% in 1997 compared with 29.7% in 1996. Gross margin increased primarily due to the increase in sales of higher margin non-food merchandise.

     Operating and administrative expenses increased 42.7% to $1,386.3 million in 1997 from $971.7 million in 1996, and as a percent of net sales were 25.3% in 1997 and 26.1% in 1996. Operating and administrative expenses decreased as a percent of sales primarily due to the lower operating and administrative costs as a percent of sales at Smith's. Amortization of goodwill increased to $10.5 million in 1997 from $308,000 in 1996 as a result of goodwill recorded in the Smith's Acquisition.

     Net interest expense increased to $75.5 million in 1997 from $39.4 million in 1996. The increase primarily reflects the increased amount of indebtedness incurred in conjunction with the Smith's Acquisition.

     The effective tax rate was 40.6% for 1997 and 38.0% for 1996. The increase in the effective tax rate results from the increase in amortization of goodwill, which is not deductible for tax purposes.

     Income before extraordinary charge was $103.3 million for 1997 and $58.5 million for 1996. This increase is primarily the result of the above-mentioned factors.

     The extraordinary charge of $91.2 million recorded in the third quarter of 1997 consists of fees incurred in the prepayment of certain indebtedness and write-off of debt issuance costs.

     Net income was $12.1 million for 1997 and $58.5 million for 1996. This decrease is primarily the result of the increase in income before extraordinary charge offset by the extraordinary charge.

QFC RESULTS OF OPERATIONS -- 1997 COMPARED WITH 1996

     Sales for the year ended December 27, 1997 increased approximately $1.1 billion, or 133.2% compared with the same period in 1996. The increase in total sales reflects the inclusion of the 23 KUI stores for 45 weeks and 56 Hughes stores for 41 weeks, sales from the 45,000 square-foot Harvard Market store which opened April 30, 1997, sales from two Food Giant stores acquired in October 1996, sales from the Port Hadlock store acquired in June 1997, and an increase in same store sales (which exclude sales in stores opened or acquired during the previous 12 months) of approximately 2% for the year. The increase in same store sales is due to improved merchandising and strong sales in remodeled and replacement stores, despite a decrease of slightly more than 0.5% in retail food prices.

     Cost of sales and related occupancy expenses increased to 75.5% of sales for the year ended December 27, 1997, from 75.0% in 1996 due to lower margins in the stores acquired in the first quarter of 1997 offset, in part, by improved buying and merchandising, a greater mix of sales in higher margin service departments in the QFC stores and lower occupancy expenses as a percentage of sales.

     Marketing, general and administrative expenses increased to 19.6% of sales for the year ended December 27, 1997, from 18.9% of sales in 1996. The increase was attributable to additional expenses associated with the initial integration and a higher operating expense ratio of the acquired stores, including an increase in acquisition related amortization of $9.6 million for the year ended December 27, 1997, contractual rate increases from union contracts effective in May 1997 and August 1997 and a 10% increase in the union benefit contributions rate effective in July 1996, and $1.0 million of expenses related to the merger with Fred Meyer incurred in 1997.

     As a result of the above factors, operating margins declined to 4.9% of sales for the year ended December 27, 1997, compared to 6.1% of sales for 1996.

     Interest income increased to $2.6 million for the year ended December 27, 1997, compared to $0.5 million in 1996, reflecting the increase in QFC's cash balances and higher interest rates.

     Interest expense increased to $29.2 million for the year ended December 27, 1997, as compared to $9.9 million in 1996, reflecting interest on the additional debt incurred in connection with the acquisitions, offset by lower debt balances than in the comparable year prior to such borrowings. Interest expense is net of approximately $0.8 million of interest capitalized in connection with store construction and remodeling costs incurred during the year ended December 27, 1997, and $1.3 million of interest capitalized during the year ended December 28, 1996.

     QFC's effective federal income tax rate increased to 39.4% for the year ended December 27, 1997, compared to 35.8% for 1996, due to an increase in non-deductible goodwill resulting from the KUI and Hughes acquisitions and the addition of state of California income taxes as a result of the Hughes acquisition. The difference between QFC's effective income tax rate and the federal and state statutory rates is primarily due to non-deductible amortization of goodwill resulting from the various acquisitions by QFC in 1997, principally the KUI and Hughes acquisitions, which resulted in $1.1 million and $3.6 million of goodwill expense, respectively.

     The 88.9% increase in operating income for the year ended December 27, 1997, offset by the $17.2 million increase in the net interest expense and the increase in the effective tax rate, resulted in an increase in net earnings to $40.0 million compared with $25.4 million for the year ended December 28, 1996.

RALPHS/FOOD 4 LESS RESULTS OF OPERATIONS -- 1997 COMPARED WITH 1996

     Sales per week increased $1.4 million, or 1.3%, from $104.1 million in the 53 weeks ended February 2, 1997 to $105.5 million in the 52 weeks ended February 1, 1998. Comparable store sales increased 1.1% for fiscal 1997. Ralphs/Food 4 Less' management believes the increase in comparable store sales was primarily attributable to additional consumers' favorable response to Ralphs/Food 4 Less' "First in Southern California" marketing program and the "Ralphs Club Card" program.

     Gross profit increased as a percentage of sales from 20.6% in the 53 weeks ended February 2, 1997 to 20.8% in the 52 weeks ended February 1, 1998. The increase in gross profit margin reflects a reduction in warehousing and distribution costs as a result of the consolidation of the Ralphs/Food 4 Less' distribution operations, as well as a reduction in the cost of goods sold as the benefits of product procurement programs instituted by Ralphs/Food 4 Less are realized, partially offset by start-up costs associated with the launch of the "Ralphs Club Card" program.

     Selling, general, administrative and other expenses ("SG&A") were $933.4 million and $900.0 million for the 53 weeks ended February 2, 1997 and the 52 weeks ended February 1, 1998, respectively. SG&A decreased as a percentage of sales from 16.9% to 16.4% for those periods. The reduction in SG&A as a percentage of sales reflects the results of tighter expense and labor controls at the store level and continued administrative costs reductions, partially offset by the start-up costs associated with the launch of the "Ralphs Club Card" program. Ralphs/Food 4 Less participates in multi-employer health and welfare plans for its store employees who are members of the United Food and Commercial Workers Union ("UFCW"). As part of the renewal of the Southern California UFCW contract in October 1995, employers contributing to UFCW health and welfare plans received a pro rata share of the excess reserves in the plans through a reduction of current employer contributions. Ralphs/Food 4 Less' share of the excess reserves recognized in fiscal 1996 was $17.8 million. In fiscal 1997, the Company recognized pension suspension credits of $21.5 million. Offsetting the reduction was a $4.3 million union bonus in fiscal year 1997.

     During fiscal 1997, Ralphs/Food 4 Less utilized $2.4 million and $5.5 million of the remaining restructuring reserve related to the fiscal 1995 $75.2 million and $47.9 million restructuring charges, respectively. The amounts utilized primarily include write-downs of property and equipment ($1.8 million) and payments for lease obligations ($6.1 million). At February 1, 1998, approximately $20.0 million of the restructuring accrual related to the $75.2 million charge and $11.4 million of the restructuring accrual related to the $47.9 million charge remained accrued on Ralphs/Food 4 Less' balance sheet consisting primarily of provisions for lease obligations. Ralphs/Food 4 Less has completed a majority of the restructuring actions, although certain obligations will continue through 2010.

     Primarily as a result of the factors discussed above, Ralphs/Food 4 Less' operating income increased from $154.6 million in fiscal 1996 to $204.6 million in fiscal 1997.

     Interest expense (including amortization of deferred financing costs) was $284.2 million for the 53 weeks ended February 2, 1997 and $277.7 million for the 52 weeks ended February 1, 1998.

     Primarily as a result of the factors discussed above, Ralphs/Food 4 Less' loss before extraordinary charge and cumulative effect of change in accounting principle decreased from $129.6 million in fiscal year 1996 to $73.1 million in fiscal year 1997.

     Extraordinary charges of $48.0 million were recorded in fiscal 1997. These charges relate to the call premium on the 13.75% Senior Subordinated Notes and the write-off of deferred financing costs associated with Ralphs/Food 4 Less' old credit facility and the 13.75% Senior Subordinated Notes.

LIQUIDITY AND CAPITAL RESOURCES

     The Company funded its working capital and capital expenditure needs in 1997 through internally generated cash flow and the issuance of unrated commercial paper, supplemented by borrowings under committed and uncommitted bank lines of credit and lease facilities.

     On March 11, 1998 and in conjunction with the acquisitions of Ralphs/Food 4 Less and QFC, the Company entered into new financing arrangements that included the Notes and bank credit facilities (the "1998 Senior Credit Facilities"), which include a $1.875 billion five-year revolving credit agreement and a $1.625 billion five-year term loan. The term loan amortization is scheduled over five years with $18.75 million due in fiscal year 1998, $118.75 million in fiscal year 1999, $225.0 million in fiscal year 2000, $362.5 million in fiscal year 2001, $475.0 million in fiscal year 2002, and $425.0 million in fiscal year 2003. In addition to the 1998 Senior Credit Facilities, the Company entered into a $500 million five-year operating lease facility, which refinanced $303 million in existing lease financing facilities. The balance of this lease facility will be used for land and construction costs for new stores. The Notes, which were part of a $2.5 billion shelf registration, were issued on March 11, 1998 with $250 million principal amount of five-year 7.150% Notes, $750 million principal amount of seven-year 7.375% Notes and $750 million principal amount of ten-year 7.450% Notes. The 1998 Senior Credit Facilities contain certain restrictions on payments by the Company of cash dividends, repurchase of common stock and the handling of proceeds from the sale or disposition of assets other than in the normal course of business, and require, among other things, that the Company maintain a maximum leverage ratio and a minimum fixed charge ratio. The leverage ratio compares debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The fixed charge ratio compares EBITDA to interest expense. The obligations of the Company under the Notes are guaranteed by certain subsidiaries. The obligations of the Company under the 1998 Senior Credit Facilities and the lease facility are guaranteed by certain subsidiaries and are also collateralized by the stock of certain subsidiaries.

     The Company had $16.5 million of outstanding letters of credit as of January 31, 1998. The letters of credit are used to support the importation of goods and to support the performance, payment, deposit or surety obligations of the Company. The Company pays annual commitment fees ranging from .04% to 1.00% on the outstanding portion of these letters of credit.

     The Company has entered into interest rate swap, cap and collar agreements to reduce the impact of changes in interest rates on its floating rate long-term debt and rent expense on its lease lines of credit. At January 31, 1998, the Company had outstanding four interest rate contracts for a total notional amount of $180.0 million, and seven rent rate contracts for a total notional amount of $80.0 million. The interest rate contracts effectively fix the Company's interest rates between 5.0% and 9.0% on the notional amount and expire through 1999. The rent rate contracts effectively fix the Company's rental rates between 6.28% and 7.25% on the notional amount and expire through 2000. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate and rent rate agreements. All contracts are with "A" rated or better commercial banks and the Company does not anticipate nonperformance by the counter parties.

     The Company believes that the combination of cash flows from operations and borrowings under its credit facilities will permit it to finance its capital expenditure requirements for 1998, currently budgeted to be approximately $600 million, net of estimated real estate sales and stores financed on leases. If the Company determines that it is preferable, it may fund its capital expenditure requirements by mortgaging facilities, entering into sale/leaseback transactions or by issuing additional debt or equity. The Company owns real estate with a net book value of approximately $1.4 billion.

YEAR 2000

     The Company has performed an analysis of, and is modifying its computer software to address, the year 2000 issues. The Company is also contacting major suppliers to determine the extent to which the Company may be vulnerable to third party year 2000 issues. Based on current information, management believes that all software modifications necessary to operate and effectively manage the Company will be performed by the year 2000 and that related costs will not have a material impact on the Company.

                                    BUSINESS

     Fred Meyer is one of the largest domestic food retailers, operating more than 800 supermarkets and multi-department stores, many of which are located in the fastest growing markets in the United States. The Company has the largest market share in the Los Angeles, Orange County, Seattle, Salt Lake City, Las Vegas and Albuquerque markets and the second largest market share in the Phoenix and Portland markets as well as a number one or two market share in 11 additional markets. The Company is a geographically diversified food retailer that operates multiple formats that appeal to customers across a wide range of income brackets. In the Pacific Northwest, Southwest and Intermountain regions, the Company operates multi-department stores principally under the Fred Meyer and Smitty's banners and food and drug combination stores principally under the Smith's Food & Drug Centers banner; in Southern California, the Company operates conventional supermarkets under the Ralphs and Hughes Family Markets banners and price-impact warehouse supermarkets under the Food 4 Less banner; and in the Seattle/Puget Sound Region, the Company also operates premium supermarkets principally under the QFC banner.

FRED MEYER STORES

     Fred Meyer Stores has been in retail operations in the Pacific Northwest since 1922. Fred Meyer Stores operates 118 multi-department stores in the Pacific Northwest and Intermountain regions under the Fred Meyer banner, including 45 stores in Oregon, 46 stores in Washington, 10 stores in Utah, seven stores in Alaska, nine stores in Idaho, and one store in Montana. The average Fred Meyer multi-department store is 145,700 square feet with a flexible store format offering a full-service food department and a variety of nonfood departments. In addition, Fred Meyer Stores operates 163 specialty stores consisting primarily of 158 mall jewelry stores operating under the names Fred Meyer Jewelers, Merksamer Jewelers, and Fox's Jewelers.

     With its multi-department stores Fred Meyer emphasizes customer satisfaction, large selections of highly popular products and competitive pricing. In these stores, Fred Meyer Stores typically sells over 225,000 items, with an emphasis on necessities and items of everyday use. These stores are organized into departments and sections within departments that specialize in the sale of particular products such as food, apparel, home electronics, products for the home, general merchandise and fine jewelry. Most of Fred Meyer's departments and sections are self-service, except in areas where special sales assistance is required, such as service delicatessens, service meat and/or fish, home electronics, fine jewelry and pharmacy. Most of the multi-department store locations have complementary third-party tenants (such as banks, optical centers, gourmet coffee bars, restaurants and video rental stores). Fred Meyer stores are generally positioned as the lowest priced full-service food retailer in each of Fred Meyer's major markets. Management believes that Fred Meyer's everyday low price food strategy increases the shopping frequency of customers, builds customer loyalty and increases customer traffic, thereby generating higher levels of sales in nonfood departments. The nonfood departments carry a broad selection of national and private label brands and employ a promotional pricing strategy. The nonfood departments have recently focused on developing selected specialty boutique departments which management believes have increased overall same store sales and resulted in higher gross margins.

     Together with a wide variety of well-known national brands, food departments in Fred Meyer multi-department stores carry private-label brands of grocery items under the names First Choice, Fred Meyer and FMV (Fred Meyer Value). Since 1992, Fred Meyer Stores has focused on increasing sales of private-label grocery items. As a result of this focus, the sale of private-label grocery items has increased from approximately 12% to approximately 20% of total food sales in 1997. Private-label items generally generate higher margins for Fred Meyer Stores at lower prices for the consumer than national brand products. The strategy employed in nonfood departments is to use private-label products for both entry-level price points and better offerings at value prices. In 1995 and 1996, Fred Meyer Stores introduced additional private-label items in the home and apparel departments to bring additional value to its customers and to improve gross margins in these areas. Private-label sales in the home and apparel departments represented approximately 16% of these departments' sales in fiscal 1997, with a long-term goal of 20%.

SMITH'S

     Smith's operates a total of 156 stores, averaging 67,200 square feet, including 129 food and drug combination stores under the Smith's Food & Drug Centers banner, 18 multi-department stores under the Smitty's banner and nine price-impact warehouse format stores under the PriceRite Grocery Warehouse banner, in Arizona (57), Utah (41), Nevada (25), New Mexico (19), Idaho (5), Wyoming (5) and Texas (4). Smith's Food & Drug Centers' operating format offers customers the ability to fulfill a significant portion of their daily and weekly shopping needs at one convenient location and establishes and promotes a reputation as a low price operator in the trade area of each of its stores.

     Substantially all of the Smith's Food & Drug Centers offer shopping convenience through a food and drug combination format which features a full-line supermarket with drug and pharmacy departments as well as some or all of the following specialty departments: delicatessens, hot prepared food sections, in-store bakeries, video rental shops, floral shops, one-hour photo processing labs, full-service banking and frozen yogurt shops. In addition, combination stores carry a wide variety of general merchandise, including pharmaceutical products, toys, hardware, giftware, greeting cards and small appliances. Within each category of merchandise, the stores offer multiple selections of nationally advertised brand name items. In addition, the stores carry an extensive selection of private-label merchandise, which provides comparable quality products priced lower than national brands. Approximately 20% of Smith's Food & Drug Centers' grocery sales are derived from private-label items. Smith's Food & Drug Centers also carry a variety of bulk merchandise and generic brand products which enhance its low price image. The 18 Smitty's multi-department stores offer an expanded selection of non-grocery merchandise in a format similar to Fred Meyer multi-department stores. The nine PriceRite Grocery Warehouse stores are targeted to price-conscious consumers rather than conventional supermarket consumers. The PriceRite Grocery Warehouse stores offer lower prices, fewer stock keeping units ("SKUs") and fewer service departments than conventional supermarket stores.

     The "Fresh Values Frequent Shopper Card," which was introduced in 1997, is at the core of Smith's Food & Drug Centers' marketing strategy. Management believes that this strategy has provided Smith's Food & Drug Centers with significant brand identity and operating leverage. The card provides differentiation in most markets as the majority of Smith's Food & Drug Centers' competitors do not offer a similar discount. Management believes that the "Fresh Values Frequent Shopper Card" (i) increases shopping frequency, (ii) increases average transaction size, (iii) cultivates loyalty in the most profitable customers, (iv) reduces customer defections and (v) builds customer data for targeted marketing programs.

QFC

     QFC operates 80 QFC stores in the Seattle/Puget Sound Region and two QFC stores in Portland, Oregon. The QFC stores range in size from 14,000 to 68,000 square feet and average 35,400 square feet. QFC's merchandising strategy emphasizes (i) superior customer service, (ii) a wide variety of quality meat, seafood, produce and other perishables, (iii) high-quality convenience-oriented specialty departments and services and (iv) a broad assortment of higher-margin proprietary brands. Management believes that QFC's strengths in merchandising have earned QFC stores a reputation for providing superior value to their customers. QFC has significantly expanded its selection of prepared foods and "home meal replacements," which management believes appeals to the increasing convenience orientation of its customers. Many QFC stores also offer natural food sections, video rentals, fresh juice bars and pharmacies. In addition, QFC has leased space within its stores to branded specialty food operators, including Starbucks Coffee, Cinnabon World Famous Cinnamon Rolls and Noah's New York Bagels, as well as to full-service banks such as Seafirst National Bank.

     Management believes that QFC has historically achieved strong margins, which it attributes primarily to QFC's merchandising and operating practices, combined with favorable customer demographics in its markets. Offering a wide variety of high-quality meat, seafood, produce, deli and bakery items to its customers is a fundamental tenet of QFC's merchandising strategy. Management believes that its reputation for providing among the freshest and widest varieties of these major groups of perishables, displayed in a clean and visually appealing presentation, is a major attraction for its customers. QFC recently developed a three-tier proprietary brands program, which includes "signature," "endorsed" and "price fighter" brands. QFC's proprietary brands sales for its fiscal year ending December 27, 1997 accounted for approximately 9% of grocery sales.

RALPHS/FOOD 4 LESS

     Founded in 1872, Ralphs/Food 4 Less is the largest supermarket operator in Southern California, which is one of the largest food retailing markets in the United States with a population of 19 million. Ralphs/ Food 4 Less' Southern California operations include 260 conventional supermarkets, averaging 37,000 square feet, under the Ralphs banner, 55 conventional supermarkets, averaging 34,800 square feet, under the Hughes Family Markets banner, and 80 price-impact supermarkets in a warehouse format, averaging 52,600 square feet, under the Food 4 Less banner. Operating two complementary formats allows Ralphs/Food 4 Less to serve a broader customer base than its competitors. Hughes Family Markets supermarkets were acquired by QFC in March 1997 and are being converted to the Ralphs banner. Management believes that the consolidation of Hughes into Ralphs/Food 4 Less will result in significant operating and merchandising efficiencies.

     Ralphs stocks between 35,000 and 45,000 merchandise items in its stores, including approximately 2,800 private-label products. Ralphs stores offer name-brand grocery products, quality and freshness in its produce, meat, seafood, delicatessen and bakery products and broad selection in all departments. Most Ralphs stores offer service delicatessen departments, on-premises bakery facilities and seafood departments. Ralphs emphasizes store ambiance and cleanliness, fast and friendly service, the convenience of debit and credit card payment (including many in-store branch banks) and 24-hour operations in most stores.

     Ralphs utilizes innovative and aggressive marketing programs in an effort to increase sales, market share and profitability, which emphasize Ralphs' lower regular retail prices in conjunction with its premier quality, wide selection and enhanced customer service. The marketing programs are designed to increase store traffic and sales by a coordinated use of media advertisement, double coupon offerings and targeted marketing efforts with the "Ralphs Club Card" program. The "Ralphs Club Card" program is a frequent shopper program intended to increase customer shopping frequency and transaction size and to provide valuable information about consumer shopping habits. Ralphs continues to emphasize its successful merchandising programs and exceptional product mix, including its home meal replacement program and strong private-label program. Ralphs' private label program provides quality comparable to that of national brands at lower prices, while its gross margins on private label products are generally higher than on national brands. The Ralphs home meal replacement program offers a wide range of high-quality, prepackaged fresh, refrigerated and frozen food items.

     Food 4 Less is a warehouse-style, price-impact store which is positioned to offer the lowest overall prices in its marketing areas by passing on to the consumer savings achieved through labor efficiencies and lower overhead and advertising costs associated with the warehouse format, while providing the product selection and variety associated with a conventional format. In-store operations are designed to allow customers to perform certain labor-intensive services usually offered in conventional supermarkets. For example, merchandise is presented on warehouse style racks in full cartons, reducing labor intensive unpacking, and customers bag their own groceries. Management believes that there is a significant segment of the market, encompassing a wide range of demographic groups, which prefers to shop in a warehouse format supermarket because of its lowest overall pricing.

     Ralphs/Food 4 Less also operates stores in Northern California and the Midwest. The Northern California division of Ralphs/Food 4 Less operates 21 conventional supermarkets in the greater San Francisco Bay area under the Cala and Bell Markets banners and six warehouse format stores under the FoodsCo banner. The Midwestern division of Ralphs/Food 4 Less operates 38 stores, 33 of which operate under the Food 4 Less banner and five of which are conventional supermarkets operating under the Falley's banner. Of these 38 stores, 34 are located in Kansas and four are located in Missouri.

     On February 10, 1998, the Company, Ralphs/Food 4 Less and QFC entered into a settlement agreement (the "Settlement Agreement") with the State of California to settle potential antitrust and unfair competition claims that the State of California asserted against the Company, Ralphs/Food 4 Less and QFC relating to the effects of the mergers on supermarket competition in Southern California (the "State Claims"). Without admitting any liability in connection with the State Claims, the Company, Ralphs/Food 4 Less and QFC agreed in the Settlement Agreement to divest 19 specific stores in Southern California. Under the Settlement Agreement, the Company must divest 13 stores by September 10, 1998 and the balance of six stores by December 10, 1998. The Company also agreed not to acquire new stores from third parties in the Southern California areas specified in the Settlement Agreement (covering substantially all of the Los Angeles metropolitan area) for five years following the date of the Settlement Agreement without providing prior notice to the State of California. If the Company fails to divest the required stores by the two dates set forth in the Settlement Agreement, the Company has agreed not to object to the appointment of a trustee to effect the required sales.

COMPETITIVE STRENGTHS

     Management believes that the Company benefits from the following competitive strengths: (i) an outstanding franchise value; (ii) leading market shares in fast-growing markets; (iii) a well-positioned and modern store base;
(iv) a modern infrastructure; and (v) an experienced management team.

     Outstanding Franchise Value. As a result of the long operating histories of the Company's banners and their reputation for delivering superior customer value, the Company has developed strong brand name recognition and customer loyalty for each of its operating formats. Management believes that the Company has benefitted and should continue to benefit from this strong franchise value.

     Leading Market Shares in Fast-Growing Markets. By offering superior customer service and competitive pricing, the Company's banners have developed leading market shares in each of their principal markets. The Company has the number one market share in the Los Angeles, Orange County, Seattle, Las Vegas, Salt Lake City and Albuquerque markets and the number two market share in the Phoenix and Portland markets which are among the largest and fastest growing population centers in the United States.

     Well-Positioned and Modern Store Base. Management believes that the Company's store locations include many sites in developed urban and suburban locations which would be difficult to replicate. The Company has invested significant capital in its store base over the last seven years through the addition of new stores and the remodeling of existing stores in order to improve the overall quality of its customers' shopping experience. As a result, approximately 77% of the Company's stores have been opened or remodeled within the past seven years.

     Modern Infrastructure. The Company believes it has state-of-the-industry warehousing and distribution systems which are conveniently located within the areas served by the Company. As a result of the recent mergers and the significant investment in its infrastructure over the last several years, management believes the Company will be able to lower its distribution costs as a percentage of net sales and maintain lower levels of inventory.

     Experienced Management Team. The Company benefits from a strong senior management team that has extensive experience operating and acquiring and successfully integrating food retailing operations. This senior management team is supported by senior operating managers at each of the Company's operating subsidiaries. These senior operating managers average over 24 years experience at the respective subsidiary and have each spent much of their careers in their respective local markets. The Company considers its senior operating managers to be industry leaders in operating its principal store formats.

RECENT MERGERS

     In March 1998 the Company acquired QFC and Ralphs/Food 4 Less in two separate mergers. Although the Company expects to realize significant cost savings from the elimination of duplicative overhead and advertising, the rationalization of transportation and distribution and improved purchasing power, both QFC and Ralphs/Food 4 Less will continue to be operated by the respective company's existing management team under the QFC, Ralphs and Food 4 Less banners, which the Company believes will facilitate their integration into the Company's operations. In connection with the QFC and Ralphs/Food 4 Less mergers, the Company refinanced substantially all of the outstanding bank and public indebtedness of Fred Meyer, QFC and Ralphs/ Food 4 Less with the proceeds from the Note offerings and borrowings under 1998 Senior Credit Facilities and refinanced a portion of the Company's operating lease arrangements under a new lease facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company believes that, following the recent mergers, Fred Meyer is capable of increasing its profitability through significant cost savings, operating efficiencies, economies of scale, stronger market position and other synergies stemming from the strategic geographical fit of the Company's operating units. The Company further believes that, excluding the effect of one-time merger-related expenses, it can achieve annual savings and improvements attributable to such operating factors of approximately $100 million from the mergers with QFC and Ralphs/Food 4 Less. These savings are expected to be realized over time and are expected to be achievable in full by the end of 2001.

COMPETITION

     The retail merchandising business in general, and the supermarket industry in particular, is highly competitive and generally characterized by narrow profit margins. The Company's competitors in each of its operating divisions include national and regional supermarket chains, discount stores, independent and specialty grocers, drug and convenience stores, large category-dominant stores and the newer "alternative format" food stores, including warehouse club stores, deep discount drug stores, "supercenters" and conventional department stores. Competitors of the Company include, among others, Safeway, Albertson's, Lucky, Costco, Wal-Mart and Target. Retail businesses generally compete on the basis of location, quality of products and service, price, product variety and store condition. The Company's ability to compete depends in part on its ability to successfully maintain and remodel existing stores and develop new stores in advantageous locations. The Company regularly monitors its competitors' prices and adjusts its prices and marketing strategy as management deems appropriate in light of existing conditions. The Company emphasizes customer satisfaction, large selections of high-quality popular products and competitive pricing. In addition, the Company believes that the convenience, attractiveness and cleanliness of its stores, together with a sales staff knowledgeable in specialty areas, enhances its retail sales effort and competitive position.

PROPERTIES

     The following table sets forth certain information regarding the Company's store base:

                        NUMBER                                                          AVG. SQ.
  PRINCIPAL BANNERS    OF STORES    OWNED    LEASED               FORMATS               FOOTAGE          GEOGRAPHIC REGION
  -----------------    ---------    -----    ------               -------               --------         -----------------
Fred Meyer(1)........     118         24       94      Multidepartment                  145,700     Pacific Northwest and
                                                                                                    Intermountain
Smith's Food & Drug       156        113       43      Food and drug combination;        67,200     Southwest and Intermountain
  Centers(2).........                                  multidepartment; and price-
                                                       impact warehouse
QFC..................      82          9       73      Premium                           35,400     Pacific Northwest
Ralphs(3)............     315         56      259      Conventional                      36,600     Southern California
Food 4 Less..........      80          5       75      Price-impact warehouse            52,600     Southern California
Other(4).............      65          2       63      Conventional and price-impact     31,900     Midwest and Northern
                                                       warehouse                                    California
                          ---        ---      ---
Total(5).............     816        209      607

---------------
(1) Does not include 5 specialty stores and 157 jewelry stores.

(2) Includes 18 Smitty's multi-department stores and nine PriceRite Grocery Warehouse price-impact warehouse stores.

(3) Includes Hughes Family Markets which are currently being converted to Ralphs. Thirteen of the owned stores are located on real property subject to ground leases and one of the owned stores is partially owned and partially leased.

(4) Includes conventional and warehouse format stores operated by Ralphs/Food 4 Less under the names Cala, Bell Markets, Falley's and FoodsCo. One of the stores is partially owned and partially leased.

(5) Does not reflect the anticipated divestiture of 19 stores in Southern California pursuant to a settlement agreement entered into with the State of California in connection with the QFC and Ralphs/Food 4 Less mergers.

     The Company owns additional facilities, including its corporate and Fred Meyer Stores headquarters in Portland, Oregon, its Ralphs/Food 4 Less headquarters in Compton, California, distribution and warehouse facilities in Chehalis and Puyallup, Washington, Compton and Glendale, California, Layton, Utah and Tolleson, Arizona, and Smith's distribution and administration facilities in Salt Lake City, Utah, and leases other facilities, including its distribution facility in Clackamas, Oregon, QFC's headquarters in Seattle, Washington and the Riverside, California distribution facility.

DISTRIBUTION AND PROCESSING

     The Company has over 225,000 SKUs supplied by over 10,000 suppliers, none of which represents more than 5% of the Company's total purchases. Due to its many sources of supply, the Company believes that it has many alternative sources of supply for the products it purchases. The Company also believes its purchase terms are generally in line with industry practices.

     Fred Meyer Stores operates a 1.5 million square foot food and nonfood distribution center in Clackamas, Oregon, near Portland, a 310,000 square foot flow-through distribution facility in Chehalis, Washington and a 600,000 square foot food distribution center in Puyallup, Washington near Seattle. Fred Meyer Stores' flow-through retail service center in Chehalis serves as the centralized distribution facility for certain apparel, music, seasonal and other nonfood items. This facility minimizes the required handling and processing of goods received from vendors and distributed to Fred Meyer stores. It has improved inventory management and reduced distribution costs for the goods shipped through this facility. The Puyallup facility serves stores in the Puget Sound Region and Alaska. The facilities reduce the cost of transporting goods into the Puget Sound and Alaska markets and afford Fred Meyer Stores increased forward-buying opportunities. In addition, Fred Meyer Stores operates a large fleet of trucks and trailers for distribution of goods to its retail stores. QFC operates a commissary in Seattle, Washington that produces selected delicatessen items. QFC will convert the purchasing and distribution of the majority of the items that it historically purchased from wholesale suppliers to utilize Fred Meyer Stores' warehousing and distribution infrastructure.

     Smith's operates a 1.1 million square foot distribution center in Tolleson, Arizona, a 573,000 square foot grocery warehouse in Layton, Utah, and a 634,000 square foot nonfood distribution center in Salt Lake City, Utah. Smith's also operates two smaller produce warehouses in Ontario, California and Albuquerque, New Mexico which will be consolidated into the Tolleson facility in 1998. In addition, Smith's operates a large fleet of trucks and trailers for distribution of goods to its retail stores.

     Ralphs/Food 4 Less operates a warehousing and manufacturing space consisting of a 675,000 square foot dry grocery service center, a 270,000 square foot refrigerated and frozen food facility and a 115,000 square foot creamery facility in Riverside, California. It also operates a 17 million cubic foot high-rise automated storage and retrieval system warehouse for non-perishable items near Glendale, California and a 5.4 million cubic foot facility in Compton, California designed to process and store all perishable products. Due to its use of the Riverside facility, Ralphs/Food 4 Less has been able to consolidate its distribution operations, allowing it to reduce transportation costs, management overhead and outside storage costs and to improve inventory management. The Glendale facility can hold substantially more inventory and requires fewer employees to operate than a conventional warehouse of equal size. The Compton facility has provided Ralphs/Food 4 Less with the ability to deliver perishable products to its stores on a daily basis, thereby improving the freshness and quality of these products. In addition, Ralphs/Food 4 Less operates a large fleet of trucks and trailers for distribution of goods to its retail stores.

     Hughes owns a 600,000 square foot distribution facility in Irwindale, California. Going forward, Hughes will utilize Ralphs/Food 4 Less' administrative, distribution and manufacturing infrastructure, and the Irwindale facility will be closed, sold or otherwise disposed of.

     The Company owns and operates several processing facilities to better support its stores and realize additional profit opportunities. Products processed by the Company are sold primarily through its own retail stores. Dairies located in Portland, Oregon, Layton, Utah and Tolleson, Arizona process a variety of milk, milk products and fruit beverages under the Company's private labels. A bakery located in Portland, Oregon and a frozen dough plant located in Layton, Utah process bakery products for in-store bakeries. A cultured dairy products plant in Layton, Utah produces yogurt, cottage cheese, sour cream and chip dip products. The ice cream processing plant in Layton, Utah supplies stores with a wide variety of private label ice cream and novelty items.

     Ralphs/Food 4 Less also owns and operates several processing facilities in Southern California. Dairies located in Compton and Riverside process a variety of milk, milk products and fruit beverages under Ralphs/ Food 4 Less' private labels. A bakery located in La Habra, California processes commercial bakery items and processed products for sale in Ralphs/Food 4 Less' stores. A commissary located in Vernon, California produces selected delicatessen and home meal replacement items.

     Hughes owns a 50% interest in Santee Dairies, Inc. ("Santee"), which operates one of the largest dairy plants in California. Santee processes, packages and distributes milk, as well as orange juice, fruit drinks and certain cultured products under the Knudsen, Foremost and certain stores' brand names. In 1997 Santee completed construction of a new dairy plant in the City of Industry, California. The Company's management believes that the new facility will increase Santee's capacity to process milk from approximately 250,000 gallons per day to approximately 350,000 gallons per day, with the ability to expand capacity to approximately 500,000 gallons per day.

     The Company expects to achieve improved operating efficiencies as a result of the integration of the distribution and manufacturing infrastructures of Ralphs/Food 4 Less, Hughes, Fred Meyer Stores and QFC. The Company believes that its current distribution and manufacturing facilities have the capacity to handle the Company's current stores and stores expected to be opened during 1998. The Company's facilities are capable of expansion to handle stores expected to be added over the next several years. The Company is expanding the Chehalis and Puyallup, Washington and the Tolleson, Arizona facilities in 1998.

     The Company has made significant capital investments in its distribution centers which, together with management information systems improvements, are designed to improve operations, permit better inventory management and reduce distribution costs. The Company has established electronic data interchange and automated replenishment programs with many vendors. These quick response capabilities improve inventory management and reduce handling of inventory in the distribution process, which results in lower markdowns and lower distribution costs as a percentage of sales.

     The Company believes that its distribution and related information systems provide several additional advantages. First, they permit stores to maintain proper inventory levels for items supplied through its central distribution facilities. Second, centralized purchasing and distribution reduce the Company's cost of merchandise and related transportation costs. Third, because distribution can be made to stores more frequently, the Company is able to reduce in-store stockroom space and maximize the square footage available for retail selling.

                                   MANAGEMENT

     Certain information concerning the executive officers of the Company is set forth below.

            NAME               AGE                           POSITION
            ----               ---                           --------
Robert G. Miller               54    President and Chief Executive Officer
Mary F. Sammons                51    President and Chief Executive Officer of Fred Meyer
                                     Stores
George G. Golleher             50    President and Chief Executive Officer of Ralphs/Food 4
                                     Less
Dan P. Kourkoumelis            47    President and Chief Executive Officer of QFC
Abel T. Porter                 40    President and Chief Executive Officer of Smith's
Kenneth Thrasher               48    Executive Vice President and Chief Administrative Officer
Kenneth A. Martindale          38    Executive Vice President, Purchasing
George A. Schnug               53    Executive Vice President, Distribution and Manufacturing
David R. Jessick               44    Senior Vice President, Finance and Chief Financial
                                     Officer
Roger A. Cooke                 50    Senior Vice President, General Counsel and Secretary

     The executive officers of the Company are elected annually for one year and hold office until their successors are elected and qualified.

     Mr. Miller became President in April 1997 and has been Chief Executive Officer of the Company since 1991. He was Chairman of the Board from August 1991 to July 1997. Prior to that time he was employed by Albertson's, where his most recent positions were Executive Vice President of Retail Operations from 1989 to 1991 and Senior Vice President and Regional Manager from 1985 to 1989.

     Ms. Sammons became President and Chief Executive Officer of Fred Meyer Stores in January 1998. Prior to that time she was Executive Vice
President -- Nonfood Group of Fred Meyer. Ms. Sammons joined the Company in 1973 and became a buyer in 1975. She was promoted to Vice President and Merchandiser in 1980, Senior Vice President of the Softgoods Division in 1989 and Senior Vice President of Apparel and Home Electronics in 1995.

     Mr. Golleher became President of Ralphs/Food 4 Less in March 1998 and has been Chief Executive Officer of Ralphs/Food 4 Less since January 1996. He was Vice Chairman from June 1995 to January 1996. He was a Director of Food 4 Less Supermarkets from its inception in 1989 and was the President and Chief Operating Officer of Food 4 Less Supermarkets from January 1990 until June 1995. From 1986 through 1989, Mr. Golleher served as Senior Vice President -- Finance and Administration of The Boys Markets, Inc.

     Mr. Kourkoumelis was appointed President and Chief Executive Officer of QFC in March 1998, after serving as President and Chief Executive Officer of Hughes since May 1997. Prior to that time, he was Chief Executive Officer and President of QFC, positions which he held since 1996 and 1989, respectively. He was Executive Vice President of QFC from 1983 to 1987 and Chief Operating Officer from 1987 to 1989.

     Mr. Porter has been President and Chief Executive Officer of Smith's since January 1998. He was Regional Manager for Smith's from 1990 to 1993, and Senior Vice President and Regional Manager for Smith's from 1993 to January 1998. In the years prior to this appointment, Mr. Porter worked in both the Intermountain and Southwest regions in several positions.

     Mr. Thrasher became Executive Vice President and Chief Administrative Officer in January 1997. Prior to that time, he was Senior Vice President, Finance and Chief Financial Officer from March 1989 until January 1997, Vice President, Finance, Chief Financial Officer and Secretary from 1987 until 1989 and Vice President, Corporate Treasurer from 1982 until 1987.

     Mr. Martindale has been Executive Vice President of Purchasing and Procurement since January 1998. He was Senior Vice President of Sales and Procurement for Smith's from November 1996 to January 1998 and Senior Vice President of Marketing for Smith's from August 1995 to November 1996. He served as Vice President of Merchandising in Smith's Southern California region from 1991 to 1995. From 1984 to 1991, he served as a district manager for Smith's Intermountain region.

     Mr. Schnug has been Executive Vice President, Distribution and Manufacturing since March 1998. Prior to that time, Mr. Schnug was Group Senior Vice President, Support Operations of Ralphs Grocery Company since January 1996. He served as Senior Vice President, Manufacturing and Construction from June 1995 to January 1996. From 1992 to June 1995, he served as Senior Vice President, Corporate Operations of Food 4 Less Supermarkets.

     Mr. Jessick became Senior Vice President, Finance and Chief Financial Officer in January 1997. Prior to that time, he was employed by Thrifty PayLess Holdings Inc., where his most recent positions were Executive Vice President and Chief Financial Officer from 1994 to 1996 and Senior Vice President, Finance and Chief Financial Officer from 1990 until 1994.

     Mr. Cooke became Senior Vice President, General Counsel and Secretary in April 1993. Prior to that time he was Vice President, General Counsel and Secretary of the Company from August 1992 until April 1993. From 1982 to 1992, he was an officer of Pan American World Airways, Inc., serving as Senior Vice President and General Counsel from 1990 to 1992. From 1973 to 1980, he was associated with the law firm Simpson Thacher and Bartlett.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information relating to the beneficial ownership of Common Stock as of June 1, 1998 by (i) each of the Selling Stockholders and (ii) the only other person who is known by the Company to own beneficially 5% or more of the outstanding shares of Common Stock, and as adjusted to reflect the sale by the Selling Stockholders of the shares of Common Stock offered hereby. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to shares of Common Stock shown as beneficially owned by them.

                                      BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                        PRIOR TO OFFERING                         AFTER OFFERING
                                      ---------------------    SHARES BEING    ---------------------
                                        SHARES      PERCENT     OFFERED(1)       SHARES      PERCENT
                                      ----------    -------    ------------    ----------    -------
Ronald W. Burkle....................  14,528,864(2)   9.5%              0      14,528,864(2)   9.5%
Zell/Chilmark Fund, L.P.............   7,552,500(3)   5.0%      6,127,415(4)    1,425,085(4)     *
  2 North Riverside Plaza, 6th Floor
  Chicago, Illinois 60606
Stuart M. Sloan.....................   3,434,975(5)   2.3%        909,091       2,525,884(5)   1.7%
  1301 Fifth Ave., Suite 3000
  Seattle, Washington 98101
Bankers Trust Corporation...........     157,724        *         143,386          14,338        *
BT Investment Partners, Inc.........   1,124,694        *       1,022,449         102,245        *
  130 Liberty St.
  New York, NY 10006
CSFB IGP............................      28,908        *          28,908               0        *
  Bahnhofstrasse #17
  CH-6301 Zug, Switzerland
Merchant GP, Inc....................     593,673        *         334,728         258,945        *
  c/o Credit Suisse First Boston
  11 Madison Ave.
  New York, NY 10010
Dan Kourkoumelis....................     556,150(6)     *         431,818         124,332(6)     *
  10112 NE 10th Street, Suite 201
  Bellevue, Washington 98004

---------------
 *  Less than 1%

(1) If the over-allotment option is exercised in full, the Selling Stockholders would sell the following additional shares:

     Zell/Chilmark Fund, L.P. -- 612,742 shares
     Stuart M. Sloan -- 90,909 shares
     Bankers Trust Corporation -- 14,338 shares
     BT Investment Partners, Inc. -- 102,245 shares
     Merchant GP, Inc. -- 36,364 shares
     Dan Kourkoumelis -- 43,182 shares

(2) Includes 13,701,543 shares owned by affiliates of Mr. Burkle as follows: (a) The Yucaipa Companies -- 4,856,211 (including a currently exercisable warrant to purchase 3,869,366 shares); (b) Yucaipa Arizona Partners,
    L.P. -- 574,522; (c) Yucaipa Smitty's Partners, L.P. -- 631,400; (d) Yucaipa Smitty's Partners II, L.P. -- 287,264; (e) Yucaipa SSV Partners,
    L.P. -- 2,744,595; (f) F4L Equity Partners, L.P. -- 3,798,526; (g) FFL
    Partners -- 365,429; (h) Fred Meyer/Smith's Foundation -- 28,165; (i) Yucaipa Capital Fund -- 335,712; and (j) Yucaipa/F4L Partners -- 79,719. Mr. Burkle disclaims beneficial ownership as to these shares (except to the extent of his pecuniary interest therein). These shares and options were acquired in connection with the Smith's Acquisition and Ralphs/Food 4 Less' merger with the Company. Mr. Burkle is Chairman of the Board of the Company. See "Business -- Recent Mergers."

(3) Samuel Zell, a director of the Company, may be deemed to own beneficially these shares by virtue of his positions with the entities that indirectly control the general partner of Zell/Chilmark Fund, L.P. Mr. Zell disclaims beneficial ownership of these shares. Zell/Chilmark Fund, L.P. acquired these shares in connection with the merger of QFC and the Company. See "Business -- Recent Mergers."

(4) Zell/Chilmark Fund, L.P., intends to distribute shares it beneficially owns after the Offering (less 612,742 shares assuming exercise of the over-allotment option) to certain of its direct and indirect partners shortly after the sale of the shares offered hereby and these distributed shares are being registered pursuant to the registration statement to which this Prospectus Supplement and the accompanying Prospectus relate. The direct and indirect partners that will receive shares in the distribution (and the estimated number of such shares) include: Northrop Grumman Corporation Master Trust -- 50,572; Bradbury Dyer -- 51,675; David A. Gardner -- 25,837; Blaine Trust -- 12,919; LJ Trusts -- 5,167; Bertram R. Cohan -- 12,919; S. Cody Engle -- 14,943; William Hall -- 30,969; Donald J. Liebentritt -- 5,079; Sheli Z. Rosenberg -- 62,971; Sanford
    Shkolnik -- 6,194; Spector Family Limited Partnership -- 21,059; Timothy H. Callahan -- 12,904; Leah's Trust -- 15,484; and Sam Investment
    Trust -- 483,651. Each of Mr. Zell and Ms. Rosenberg has served as a director of QFC. It is anticipated that certain of the direct and indirect partners of Zell/Chilmark Fund, L.P. who will receive such shares will agree not to sell these shares for a period of 90 days after the date of this Prospectus Supplement.

(5) Includes 586,910 shares which are subject to immediately exercisable options. Mr. Sloan, a director of the Company, acquired these shares in the merger of QFC and the Company. See "Business -- Recent Mergers."

(6) Includes 1,155 shares held by Mr. Kourkoumelis as custodian for his daughter and 543,766 subject to options that are currently exercisable or become exercisable within the next 60 days. Mr. Kourkoumelis, President and Chief Executive Officer of QFC, intends to exercise options to purchase shares prior to the sale of such shares in the Offering. See "Management."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement dated June 30, 1998 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Smith Barney Inc. (the "Representatives"), have severally agreed to purchase from the Selling Stockholders an aggregate of 8,997,795 shares of Common Stock. The respective number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below.

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
Donaldson, Lufkin & Jenrette Securities Corporation.........      1,954,679
Goldman, Sachs & Co.........................................      1,954,678
Morgan Stanley & Co. Incorporated...........................      1,954,678
Smith Barney Inc............................................      1,954,678
ABN AMRO Incorporated.......................................        112,293
Credit Suisse First Boston Corporation......................        112,293
A.G. Edwards & Sons, Inc....................................        112,293
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........        112,293
Prudential Securities Incorporated..........................        112,293
Black & Company, Inc........................................         56,147
William Blair & Company, L.L.C..............................         56,147
D. A. Davidson & Co., Inc...................................         56,147
Ferris, Baker Watts, Inc....................................         56,147
Gabelli & Company, Inc......................................         56,147
Legg Mason Wood Walker Incorporated.........................         56,147
McDonald & Company Securities, Inc..........................         56,147
Pacific Crest Securities, Inc...............................         56,147
Piper Jaffray, Inc..........................................         56,147
Ragen Mackenzie Incorporated................................         56,147
Wit Capital Corporation.....................................         56,147
                                                                 ----------
          Total.............................................      8,997,795
                                                                 ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain dealers (including the Underwriters) at such price less a concession not in excess of $0.80 per share. The Underwriters may allow, and such dealers may re-allow, to certain other dealers a concession not in excess of $0.10 per share. After the initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice.

     The Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase from time to time in whole or in part, up to an aggregate of 899,780 additional shares of Common Stock at the offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the table above.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Each of the Company, the Selling Stockholders and other person named under "Principal and Selling Stockholders" and the Company's executive officers has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or directly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or
(ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. In addition, during such period, the Company has also agreed, subject to certain exceptions, not to file any registration statement with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. In addition, each of the Selling Stockholders and other persons named under "Principal and Selling Stockholders" and the Company's executive officers has agreed, during such period, not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Other than in the United States, no action has been taken by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement and the accompanying Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus Supplement and the accompanying Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Common Stock and the distribution of this Prospectus Supplement and the accompanying Prospectus. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company, which is complete in all material respects, is subject, in all respects, and is qualified by reference to applicable Delaware law and to the provisions of Fred Meyer's Restated Certificate of Incorporation (the "Certificate").

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of the Company consists of 400,000,000 shares of Common Stock, and 100,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"). As of June 1, 1998, 149,829,389 shares of Common Stock and no shares of Preferred Stock were issued and outstanding.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of the stockholders. Under the Certificate, the Board of Directors is classified into three classes each consisting of, as nearly as may be possible, one-third of the total number of directors constituting the entire Board of Directors. The holders of Common Stock are not entitled to cumulate votes for the election of directors.

     The holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Fred Meyer, holders of Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. The holders of Common Stock have no preemptive rights or rights to convert their Common Stock into other securities. All outstanding shares of Common Stock are fully paid and nonassessable. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock, if any.

     The Common Stock is listed on the New York Stock Exchange under the symbol "FMY."

PREFERRED STOCK

     The Board of Directors may, without further action of the stockholders, issue Preferred Stock in one or more series and fix or alter the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation terms and preferences, and the number of shares constituting any series or the designations of such series. No Preferred Stock is outstanding, and the Company has no present plans to issue any shares of Preferred Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Certificate and the Fred Meyer bylaws contain provisions that may have the effect of discouraging persons from acquiring large blocks of voting stock of the Company or delaying or preventing a change in control of the Company. The material provisions that may have such an effect are: (i) classification of the Board of Directors into three classes with the terms of only one class expiring each year; (ii) a provision that directors may be removed only for cause and only with the affirmative vote of holders of at least 75% of the outstanding shares of the Company; (iii) authorization for the Board of Directors to issue Preferred Stock in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters); (iv) a provision that stockholders may take action only at an annual or special meeting and not by written consent in lieu of a meeting; (v) advance notice procedures with respect to nominations of directors or proposals other than those adopted or recommended by the Board of Directors; and (vi) provisions permitting amendment of certain of these and related provisions only by an affirmative vote of the holders of at least 75% of the outstanding shares of Common Stock entitled to vote.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares offered hereby will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon, and for the Underwriters by Latham & Watkins, Los Angeles, California.

                    [THIS PAGE IS INTENTIONALLY LEFT BLANK]

PROSPECTUS

                                FRED MEYER, INC.

                       17,360,478 SHARES OF COMMON STOCK

     The common stock, $.01 par value (the "Common Stock"), of Fred Meyer, Inc. (the "Company" or "Fred Meyer") offered hereby (the "Shares") may be sold from time to time by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the offering. See "Selling Stockholders" and "Plan of Distribution" for information about the Selling Stockholders and the manner of offering of the Shares.

     The Common Stock of the Company is listed on the New York Stock Exchange under the symbol "FMY." On June 30, 1998, the last reported sale price of the Common Stock was $42 1/2 per share.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.

                            ------------------------

     Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as to which information has been given herein.

                            ------------------------

                 The date of this Prospectus is June 30, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements, and other information concerning the Company may be inspected and copies may be obtained at prescribed rates at the offices of the SEC, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, as well as at the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Company has filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered pursuant to this Prospectus. For further information, reference is made to the Registration Statement and the exhibits thereto, which are available for inspection at no fee at the public reference section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. All of the above-referenced documents can also be obtained from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." In addition, the Common Stock is listed on the New York Stock Exchange, and reports, proxy and information statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request to Roger A. Cooke, Secretary, Fred Meyer, Inc., 3800 SE 22nd Avenue, Portland, Oregon 97202, telephone (503) 232-8844, copies of any and all of the information that has been incorporated by reference into this Prospectus, other than exhibits to such information unless such exhibits are specifically incorporated by reference therein. The information relating to the Company, Quality Food Centers, Inc. and Food 4 Less Holdings, Inc. contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents or portions of documents incorporated by reference into this Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC are incorporated herein by reference:

     1. The Annual Report on Form 10-K of Fred Meyer for the fiscal year ended January 31, 1998 filed pursuant to Section 13(a) of the Exchange Act;

     2. The Annual Report on Form 10-K of Quality Food Centers, Inc. for the fiscal year ended December 27, 1997 filed pursuant to Section 13(a) of the Exchange Act;

     3. The Annual Report on Form 10-K of Food 4 Less Holdings, Inc. for the fiscal year ended February 1, 1998 filed pursuant to Section 13(a) of the Exchange Act;

     4. Fred Meyer's (i) Current Report on Form 8-K dated March 9, 1998 and the amendment thereto on Form 8-K/A and (ii) Current Reports on Forms 8-K dated February 13, 1998; February 20, 1998; February 27, 1998; March 4, 1998; March 12, 1998; and June 18, 1998.

     All reports and other documents filed by the Company pursuant to sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and any Prospectus Supplement to the extent that a statement contained herein or in any Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

                           FORWARD-LOOKING STATEMENTS

     Certain information set forth or incorporated by reference in this Prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include information regarding the Company's plans for future operations, expectations relating to cost savings and the Company's integration strategy with respect to its recent mergers, store expansion and remodeling, capital expenditures, inventory reductions and expense reductions. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements: business and economic conditions generally and in the regions in which the Company's stores are located, including the rate of inflation, population, employment and job growth in the Company's markets; demands placed on management by the recent substantial increase in the Company's size; loss or retirement of senior management of the Company or of its principal operating subsidiaries; changes in the availability of debt or equity capital and increases in borrowing costs or interest rates, especially since a substantial portion of the Company's borrowings bear interest at floating rates; competitive factors, such as increased penetration in the Company's markets by large national food and nonfood chains, large category-dominant stores and large national and regional discount retailers (whether existing competitors or new entrants) and competitive pressures generally, which could include price-cutting strategies, store openings and remodels; results of the Company's programs to decrease costs as a percent of sales; increases in labor costs and deterioration in relations with the union bargaining units representing the Company's employees; unusual unanticipated costs or unanticipated consequences relating to the recent mergers and integration strategy and any delays in the realization thereof; operational inefficiencies in distribution or other Company systems, including any that may result from the recent mergers; issues arising from addressing year 2000 information technology issues; legislative or regulatory changes adversely affecting the business in which the Company is engaged; and other opportunities or acquisitions which may be pursued by the Company. Forward-looking statements contained herein speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  THE COMPANY

     Fred Meyer is one of the largest domestic food retailers, operating more than 800 supermarkets and multi-department stores, many of which are located in the fastest growing markets in the United States. The Company has the largest market share in the Los Angeles, Orange County, Seattle, Salt Lake City, Las Vegas and Albuquerque markets and the second largest market share in the Phoenix and Portland markets as well as a number one or two market share in 11 additional markets. The Company operates multiple formats that appeal to customers across a wide range of income brackets under the Fred Meyer, Smith's Food & Drug Centers, Smitty's, QFC, Hughes Family Markets, Ralphs and Food 4 Less banners.

     The Company was incorporated in Delaware in 1997 and commenced operations on September 9, 1997 as the successor to Fred Meyer Stores, Inc. (formerly known as Fred Meyer, Inc.) ("Fred Meyer Stores") and Smith's Food & Drug Centers, Inc. ("Smith's"). The Company's principal executive offices are located at 3800 SE 22nd Avenue, Portland, Oregon 97202, and its telephone number is (503) 232-8844. The Company operates its business through four principal subsidiaries: Fred Meyer Stores, Smith's, Quality Food Centers, Inc. and Food 4 Less Holdings, Inc.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information relating to the beneficial ownership of the Company's Common Stock as of June 1, 1998 by each of the Selling Stockholders and as adjusted to reflect the sale by the Selling Stockholders of the Shares. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to shares of Common Stock shown as beneficially owned by them.

                                                                 SHARES
                                                           BENEFICIALLY OWNED    SHARES OFFERED BY THIS
                                                           PRIOR TO OFFERING           PROSPECTUS
                                                           ------------------    ----------------------
Zell/Chilmark Fund, L.P..................................      7,552,500(1)            7,552,500(1)
  2 North Riverside Plaza, 6th Floor
  Chicago, Illinois 60606
Stuart M. Sloan..........................................      3,434,975(2)            3,434,975
  1301 Fifth Ave.,
  Suite 3000 Seattle, Washington 98101
Jeffrey P. Smith.........................................      1,372,994(3)            1,098,395
Trust for the Children of Jeffrey P. Smith...............      1,176,740(3)              941,389
The Sean Smith Trust.....................................        100,964                  80,771
The Jaci Smith Trust.....................................        128,630(3)              102,904
The Joshua Smith Trust...................................        128,630(3)              102,904
  32 Burningtree Court
  Las Vegas, Nevada 89113
Fred Lorenzo Smith.......................................        530,686(3)              424,548
Trust for the Children of Fred Lorenzo Smith.............      1,176,740(3)              941,390
The Fred Lloyd Smith Trust...............................         86,840(3)               69,472
The Staci Elaine Smith Trust.............................         60,206(3)               48,164
The Zachary Dee Smith Trust..............................         60,206(3)               48,164
Elaine Smith.............................................         35,852(3)               28,682
  200 Strada Mia
  Las Vegas, Nevada 89117
The Dee Glen Smith Marital Trust.........................        411,002                 328,801
  c/o Ida Smith
  1066 E. Capital Blvd.
  Salt Lake City, Utah 84103
Bankers Trust Corporation................................        157,724                 157,724
BT Investment Partners, Inc..............................      1,124,694               1,124,694
  130 Liberty St.
  New York, NY 10006
CSFB IGP.................................................         28,908                  28,908
  Bahnhofstrass #17
  CH-6301 Zug, Switzerland
Merchant GP, Inc.........................................        593,673                 371,092
  c/o Credit Suisse First Boston
  11 Madison Ave.
  New York, New York 10010
Dan Kourkoumelis.........................................        565,603(4)              475,000
  10112 NE 10th Street, Suite 201
  Bellevue, Washington 98004

---------------
(1) Samuel Zell, a director of the Company, may be deemed to own beneficially these shares by virtue of his positions with the entities that indirectly control the general partner of Zell/Chilmark Fund, L.P. Mr. Zell disclaims beneficial ownership of these shares. Zell/Chilmark Fund, L.P., has advised the Company that shortly following the sale of up to 6,740,157 of these shares pursuant to a Prospectus Supplement dated as of the date hereof relating to the shares (which number of shares assumes the exercise of the over-allotment option by the underwriters which number of shares may be adjusted based on the Price to the Public as set forth in the Prospectus Supplement), Zell/Chilmark Fund, L.P. intends to distribute the remaining 812,343 shares to certain of its direct and indirect partners and such direct and indirect partners and their pledgees, donees, transferees and successors in interest may sell these shares in accordance with the Plan of Distribution. The direct and indirect partners that will receive shares in the distribution (and the estimated number of shares) include: Northrop Grumman Corporation Master Trust -- 50,572; Bradbury Dyer -- 51,675; David
    A. Gardner -- 25,837; Blaine Trust -- 12,919; LJ Trusts -- 5,167; Bertram R. Cohan -- 12,919; S. Cody Engle -- 14,943; William Hall -- 30,969; Donald J. Liebentritt -- 5,079; Sheli Z. Rosenberg -- 62,971; Sanford
    Shkolnik -- 6,194; Spector Family Limited Partnership -- 21,059; Timothy H. Callahan -- 12,904; Leah's Trust -- 15,484; and Sam Investment
    Trust -- 483,651. Each of Mr. Zell and Ms. Rosenberg has served as a director of Quality Food Centers, Inc.

(2) Includes 586,910 shares which are subject to immediately exercisable options. Mr. Sloan, a director of the Company, acquired these shares in the merger of Quality Food Centers, Inc. and the Company.

(3) Mr. Jeffrey P. Smith is a director of the Company, and Mr. Fred Lorenzo Smith was a director of the Company from September 1997 until April 1998. The shares were acquired by the Smith trusts and family members in connection with the merger of Smith's and the Company. Shares held by the Trust for the Children of Jeffrey P. Smith, The Jaci Smith Trust, The Joshua Smith Trust and The Dee Glen Smith Marital Trust may be deemed to be beneficially owned by Jeffrey P. Smith under regulations of the SEC but Mr. Smith disclaims beneficial ownership of such shares. Shares held by the Fred Lloyd Smith Trust, The Staci Elaine Smith Trust, The Zachary Dee Smith Trust and Elaine Smith may be deemed to be beneficially owned by Fred Lorenzo Smith under regulations of the SEC but Mr. Smith disclaims beneficial ownership of such shares.

(4) Includes 1,155 shares held by Mr. Kourkoumelis as custodian for his daughter and 543,766 subject to options that are currently exercisable or become exercisable within the next 60 days. The Shares covered by this registration statement include shares subject to such options.

                              PLAN OF DISTRIBUTION

     Sales of the Shares may be made from time to time by the Selling Stockholders in one or more transactions on the New York Stock Exchange or any other national securities exchange on which the Common Stock is traded (which, subject to applicable law, may involve transactions solely between a broker-dealer and its customers which are not traded across an open market and block trades), in the over-the-counter market, in privately negotiated transactions or otherwise or in any combination of such transactions at market prices then prevailing, at prices related to the then current market price, at negotiated prices or at fixed prices. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this Prospectus. The Shares may be offered in any manner permitted by law, including through underwriters, brokers, dealers or agents, and directly to one or more purchasers. Without limiting the generality of the foregoing, the Shares may be sold in one or more of the following types of transactions: (a) sales to underwriters who will acquire the Shares for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at the time of sale; (b) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (c) purchases by a broker or dealer as principal and resale by such broker or dealer for its accounts; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) an exchange distribution in accordance with the rules of such exchange; and (f) transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate in the resales.

     Brokers, dealers, or agents may receive compensation in the form of commissions, underwriting discounts or concessions from the Selling Stockholders in amounts to be negotiated in connection with the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     In the event any Selling Stockholder engages an underwriter in connection with the sale of the Shares, to the extent required, a Prospectus Supplement will be distributed, which will set forth the number of shares being offered and the terms of the offering, including the names of the underwriters, any discounts, commissions and other items constituting compensation to underwriters, dealers or agents, the public offering price and any discounts, commissions or concessions allowed or reallowed or paid by underwriters to dealers.

                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 1998 and the supplemental pooled financial statements of Fred Meyer, Inc. reflecting the acquisition of Quality Food Centers, Inc. on a pooling basis included in the Company's Form 8-K/A dated March 9, 1998 have been audited by Deloitte & Touche LLP (Portland, Oregon), independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report of said firm given upon its authority as experts in accounting and auditing.

     The consolidated financial statements of Quality Food Centers, Inc. as of December 28, 1996 and December 27, 1997 and for each of the three years in the period ended December 28, 1996 included in the Quality Food Centers, Inc. Form 10-K for the year ended December 27, 1997 have been audited by Deloitte & Touche LLP (Seattle, Washington), independent auditors, as stated in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Quality Food Centers, Inc. as of December 28, 1996 and for each of the three years in the period ended December 28, 1996 included in the Quality Food Centers, Inc. Form 10-K/A for the year ended December 28, 1996 have been audited by Deloitte & Touche LLP (Seattle, Washington), independent auditors, as stated in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Food 4 Less Holdings, Inc. as of February 1, 1998, February 2, 1997, January 28, 1996 and January 29, 1995 and the related consolidated statements of operations, cash flows and stockholders' equity for the 52 weeks ended February 1, 1998, the 53 weeks ended February 2, 1997, the 52 weeks ended January 28, 1996, the 31 weeks ended January 29, 1995 and the 52 weeks ended June 25, 1994 and the related financial statement schedules incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

                                        [ARTWORK]









































                              [EXTERNAL PHOTOGRAPHS OF STORE FORMATS
                               FOR FRED MEYER, SMITH'S, QFC, RALPHS
                                         AND FOOD 4 LESS]

=========================================================

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND IN THE ACCOMPANYING PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND IN THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF AND THEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
PROSPECTUS SUPPLEMENT
Forward-Looking Statements..................   S-3
Incorporation of Certain Documents by
  Reference.................................   S-3
Market and Industry Data....................   S-3
Prospectus Supplement Summary...............   S-5
Risk Factors................................  S-10
Price Range of Common Stock and Dividend
  Policy....................................  S-12
Capitalization..............................  S-13
Unaudited Pro Forma Condensed Combined
  Financial Statements......................  S-14
Selected Historical Financial and Other
  Data......................................  S-25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................  S-30
Business....................................  S-34
Management..................................  S-41
Principal and Selling Stockholders..........  S-43
Underwriting................................  S-45
Description of Capital Stock................  S-47
Legal Matters...............................  S-47
PROSPECTUS
Available Information.......................     2
Incorporation of Certain Documents by
  Reference.................................     2
Forward-Looking Statements..................     3
The Company.................................     3
Selling Stockholders........................     4
Plan of Distribution........................     5
Legal Matters...............................     6
Experts.....................................     6

=========================================================

=========================================================
                                8,997,795 SHARES

                                FRED MEYER LOGO

                                  COMMON STOCK
                       ---------------------------------

                                   PROSPECTUS
                                   SUPPLEMENT
                       ---------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              GOLDMAN, SACHS & CO.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY
                                 JUNE 30, 1998

=========================================================